Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 2, 2024 by and among Silence Therapeutics plc, a public limited company incorporated under the laws of England and Wales (the “Company”), and the Investors identified on Exhibit A attached hereto (each an “Investor” and collectively the “Investors”).

RECITALS

A. The Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Section 4(a)(2) of the 1933 Act (as defined below) and Rule 506 of Regulation D (“Regulation D”) as promulgated by the SEC (as defined below) under the 1933 Act.

B. The Investors wish to purchase from the Company, and the Company wishes to sell and issue to the Investors, upon the terms and subject to the conditions stated in this Agreement, an aggregate of 5,714,286 (the “Private Placement ADSs”) American Depositary Shares of the Company (“ADSs”), each representing three ordinary shares of nominal value £0.05 each in the share capital of the Company (the “Ordinary Shares”).

C. The Private Placement ADSs will be issued pursuant to that certain deposit agreement, dated as of September 4, 2020 (the “Deposit Agreement”), by and among the Company, The Bank of New York Mellon as depositary (the “Depositary”), and all Holders and Beneficial Owners of ADSs issued thereunder. The Company shall, following subscription by the Investors of the Private Placement ADSs, deposit, on behalf of the Investors, the Ordinary Shares underlying the Private Placement ADSs (the “Private Placement Shares”) with The Bank of New York Mellon, Manchester, as custodian for the Depositary (the “Custodian”), which shall issue and deliver the Private Placement ADSs to the Investors.

D. References in this Agreement to (1) the Company issuing and selling ADSs to the Investors, and similar or analogous expressions, shall be understood to include references to the Company allotting and issuing the new Ordinary Shares underlying those ADSs to the Custodian and procuring the issue of ADSs representing such Ordinary Shares by the Depositary or its nominee to the relevant Investors; and (2) the purchase of, or payment for, any ADSs, and similar or analogous expressions, shall be understood to refer to the subscription for the Ordinary Shares underlying those ADSs, as well as deposit of the Ordinary Shares for ADSs representing such Ordinary Shares, and the payment of the subscription moneys in respect of such Ordinary Shares.

E. Contemporaneously with the sale of the Private Placement ADSs, the parties hereto will execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights in respect of the Private Placement Shares under the 1933 Act.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. For the purposes of this Agreement, in addition to the terms defined above, the following terms shall have the meanings set forth below:

“1933 Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“ADRs” means American Depositary Receipts.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries Controls, is controlled by, or is under common Control with such Person.

“Authorizations” has the meaning set forth in Section .

“Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

“Closing” has the meaning set forth in Section .

“Closing Date” has the meaning set forth in Section .

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the 1933 Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Company’s Knowledge” means the actual or constructive knowledge of any director or executive officer (as defined in Rule 405 under the 1933 Act) of the Company.

“Companies Act” means the UK Companies Act 2006.

“Control” (including the terms “controlling,” “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Disqualification Event” has the meaning set forth in Section 4.35.

“Employee Benefit Plan” means each plan, fund, policy, program, arrangement or agreement, including any fringe benefit plan or program, health, medical, dental and life insurance benefits, disability benefits, bonus or incentive plan, option, restricted share, equity or share based award, bonus, vacation pay, bonus program, service award, relocation or moving expense, deferred bonus plan, severance plan, salary continuation plan, salary reduction agreement, retirement or pension plan, deferred compensation plan, change-of-control agreement, employment agreement or consulting agreement, which in each case, is sponsored, maintained or contributed to (or is required to be sponsored, maintained or contributed to) by the Company for the benefit of any current or former directors, officers, employees, consultants, independent contractors or other individual service providers of a the Company.

“Exempt Issuance” has the meaning set forth in Section .

“FSMA” means the UK Financial Services and Markets Act 2000.

“IFRS” has the meaning set forth in Section .

“Investor Materials” means the information package provided to Investors in connection with this Agreement.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Intellectual Property” has the meaning set forth in Section .

“Investor Questionnaire” means the Investor Questionnaire substantially in the form attached hereto as Exhibit C.

“Lock-Up Period” has the meaning set forth in Section .

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the assets, liabilities, results of operations, prospects, condition (financial or otherwise) or business of the Company and its subsidiaries taken as a whole, (ii) the legality or enforceability of any of the Transaction Documents or (iii) the ability of the Company to perform its obligations under the Transaction Documents, except that for purposes of Section 6.1(g) of this Agreement, in no event shall a change in the market price of the Ordinary Shares or ADSs alone constitute a “Material Adverse Effect” (provided that the underlying causes of such a change may be taken into account in determining whether a Material Adverse Effect has occurred).

“Material Contract” means any contract, instrument or other agreement to which the Company is a party or by which it is bound that has been filed or was required to have been filed as an exhibit to the SEC Filings pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

“Maximum Percentage” means 19.99% of the issued and outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) immediately after giving effect to the applicable purchase of Private Placement ADSs if exceeding that limit would result in a change of control under Nasdaq Listing Rule 5635(b) or any successor rule.

“Nasdaq” means the Nasdaq Global Market.

“Ordinary Share Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Ordinary Shares, including those represented by ADSs, or, without limitation, any debt, preferred shares, rights, options, warrants or other instrument that are at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Placement Agents” means Morgan Stanley & Co. LLC, William Blair & Company, L.L.C., H.C. Wainwright & Co. LLC and Chardan Capital Markets, LLC.

“Press Release” has the meaning set forth in Section .

“Principal Trading Market” means the Trading Market on which the ADSs are primarily listed for trading, which, as of the date of this Agreement and the Closing Date, is Nasdaq.

“Prospectus Regulation” means Regulation (EU) 2017/1129.

“Regulatory Authorities” has the meaning set forth in Section .

“Required Investors” has the meaning set forth in the Registration Rights Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Filings” has the meaning set forth in Section .

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the 1934 Act (but shall not be deemed to include the location and/or reservation of borrowable Ordinary Shares or ADSs).

“Trading Day” means (i) a day on which the ADSs are listed on the Principal Trading Market, or (ii) if the ADSs are not listed on any Trading Market, a day on which the ADSs are quoted in the over-the-counter market as reported in the “pink sheets” by OTC Markets Group Inc. (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the ADSs are not listed or quoted as set forth in (i) or (ii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market on which the ADSs are listed for trading on the date in question.

“Transaction Documents” means this Agreement and the Registration Rights Agreement.

“Transfer Taxes” has the meaning set forth in Section .

“UK Prospectus Regulation” means the Prospectus Regulation as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

2. Purchase and Sale of the Private Placement ADSs. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company will issue and sell, and the Investors will, severally and not jointly, purchase the number of Private Placement ADSs set forth opposite the name of such Investor under the heading “Number of Private Placement ADSs to be Purchased” on Exhibit A attached hereto, at a price per ADS equal to $21.00.

3. Closing.

3.1. Upon the satisfaction of the conditions set forth in Sections 6.1 and 6.2, the completion of the purchase and sale of the Private Placement ADSs (the “Closing”) shall occur remotely via exchange of documents and signatures at a time (the “Closing Date”) to be agreed to by the Company and the Investors but (i) in no event earlier than the second Business Day after the date hereof and (ii) in no event later than the fifth Business Day after the date hereof, and of which the Investors will be notified in advance by the Placement Agents.

3.2. On or prior to the Closing Date, each Investor shall deliver or cause to be delivered to the Company, via wire transfer of immediately available funds pursuant to the wire instructions delivered to such Investor by the Company on or prior to the Closing Date, an amount equal to the purchase price to be paid by the Investor for the Private Placement ADSs to be acquired by it as set forth opposite the name of such Investor under the heading “Aggregate Purchase Price of Private Placement ADSs” on Exhibit A attached hereto.

3.3. At the Closing, the Company shall deliver the Private Placement Shares to the Custodian and shall deliver or cause to be delivered to each Investor a number of Private Placement ADSs registered in the name of the Investor (or its nominee in accordance with its delivery instructions) equal to the number of Private Placement ADSs set forth opposite the name of such Investor under the heading “Number of Private Placement ADSs to be Purchased” on Exhibit A attached hereto. Such delivery shall be against payment of the purchase price therefor by such Investor by wire transfer of immediately available funds to the Company in accordance with the Company’s written wire instructions delivered to such Investor at least one Business Day prior to the Closing Date.

4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors that, except as described in the Company’s SEC Filings (as defined below), which qualify these representations and warranties in their entirety:

4.1. Organization, Good Standing and Qualification. The Company has been duly incorporated and is validly existing as a public limited company under the laws of England and Wales and has the corporate power and authority to carry on its business as now conducted and to own or lease its properties and to enter into and perform its obligations under the Transaction Documents. The Company is duly qualified to do business as a foreign corporation and is in good standing in each other jurisdiction in which such qualification is required. The Company’s subsidiaries are duly incorporated or organized, as the case may be, and are validly existing and in good standing under the laws of their jurisdiction of incorporation or formation and have the requisite power and authority to carry on their business as now conducted and to own or lease their properties. The Company’s subsidiaries are duly qualified to do business as foreign corporations (as applicable) and are in good standing in each jurisdiction in which such qualification is required.

4.2. Authorization. The Company has the requisite corporate power and authority and has taken all requisite corporate action necessary for, and no further action on the part of the Company, its officers, directors and shareholders is necessary for, (i) the authorization, execution and delivery of the Transaction Documents, (ii) the authorization of the performance of all obligations of the Company hereunder or thereunder, (iii) the authorization, issuance (or reservation for issuance) and delivery of the Private Placement ADSs and (iv) the allotment and issue of the Private Placement Shares. The Transaction Documents have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally and to general equitable principles.

4.3. Capitalization. The Company’s disclosure of its issued and outstanding share capital in its most recent SEC Filing containing such disclosure was accurate in all material respects as of the date indicated in such SEC Filing. Except for share options approved pursuant to Company share-based compensation plans and warrants described in the SEC Filings, there are no outstanding warrants, options, convertible securities, rights of first refusal or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity or debt securities of any kind, except as contemplated by this Agreement. The issued and outstanding Ordinary Shares of the Company have been duly authorized and are validly issued and fully paid and no further contribution of capital in respect of such Ordinary Shares will be required to be made to the Company by the holders of such Ordinary Shares by reason solely of them being such holders, and have been issued in compliance with all applicable securities laws (including pursuant to section 549 and 561 of the Companies Act) and were issued free of any liens, encumbrances, rights of first refusal, preemptive or other similar rights or restrictions on transfer, save for any rights of pre-emption under the Companies Act that were duly waived or disapplied, and have been issued in compliance with the Company’s articles of association and applicable law. The issued and outstanding ADSs have been duly authorized and are validly issued. There are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the securityholders of the Company relating to the securities of the Company held by them. There are no securities or instruments containing anti-dilution or similar provisions that will or may be triggered by the issuance of the Private Placement ADSs. Except as provided in the Registration Rights Agreement and in Section 7.7, by and among the Company and certain investors signatory thereto, no Person has the right (i) to require the Company to register any securities of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person or (ii) to prohibit the Company from filing a registration statement under the 1933 Act. All of the issued and outstanding share capital or capital stock or other equity ownership interests (as applicable) of each Company subsidiary has been duly authorized and validly issued, is fully paid and non-assessable (to the extent such concept applies) and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, restriction on voting or transfer or any other claim or equity of any third party. The constitutive or organizational documents of each Company subsidiary comply with the requirements of applicable laws of its jurisdiction of incorporation and are in full force and effect. None of the outstanding shares or shares of capital stock of any Company subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such Company subsidiary (to the extent such concept applies). The only subsidiaries of the Company are the entities listed on Exhibit 8.1 to the Company’s most recent Annual Report on Form 20-F, as filed with the SEC, for its most recently completed fiscal year.

4.4. Valid Issuance. The Private Placement ADSs have been duly authorized and, when issued and delivered against payment therefor pursuant to this Agreement, (a) will be validly issued, fully paid and not subject to any call for the payment of further capital, (b) will be free of any liens, encumbrances, preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Private Placement ADSs, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws, and (c) the persons in whose names the Private Placement ADSs are registered will be entitled to the rights of holders of ADSs specified therein and in the Deposit Agreement. The Private Placement ADSs will rank equally in all respects with the existing ADSs. The Private Placement Shares may be freely deposited by the Company with the Depositary or its nominee against issuance of the Private Placement ADSs evidencing such Ordinary Shares, as contemplated by the Deposit Agreement. The Private Placement Shares have been duly and validly authorized for allotment, issuance and sale (including pursuant to section 551 of the Companies Act), and, when allotted and issued and delivered by the Company against payment therefor pursuant to the Transaction Documents, will be validly allotted and issued and fully paid, will be within all authorizations of the directors and/or shareholders of the Company (as appropriate) for the issuance of Ordinary Shares under the Companies Act, and will not be subject to any call for further payment of capital and shall be free and clear of all pledges, liens, security interests, charges, claims, encumbrances and restrictions (other than those created by the Investors), except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws. The allotment, issuance and sale of the Private Placement Shares is not subject to any pre-emption rights (save to the extent validly disapplied), rights of first refusal or other similar rights to subscribe for or purchase such shares (including those provided by section 561(1) of the Companies Act, in relation to which section the directors of the Company have been validly empowered under section 570 of the Companies Act to allot such Private Placement Shares as if section 561 did not apply). The Private Placement Shares will rank equally in all respects with the existing issued Ordinary Shares.

4.5. Authorization of Deposit Agreement. The Deposit Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the Depositary, constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, except as rights to indemnification thereunder may be limited by applicable law and public policy considerations and subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; upon due issuance by the Depositary of the Private Placement ADSs against the deposit of the Private Placement Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such Private Placement ADSs will be duly and validly issued, and the persons in whose names the Private Placement ADSs are registered will be entitled to the rights specified therein, respectively, and in the Deposit Agreement; and the Deposit Agreement and the Private Placement ADSs conform in all material respects to the descriptions thereof contained in the SEC Filings. There has been no change in the Company’s agreement with the Depositary in connection with any pre-release of the Private Placement ADSs and no such change is currently contemplated.

4.6. Consents. The execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Private Placement ADSs and the issue of the Private Placement Shares require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than (a) consents, actions or filings as may be required by the Financial Industry Regulatory Authority, Inc., Nasdaq or made pursuant to applicable state and federal securities laws, (b) filings made to the Registrar of Companies in the UK with respect to the allotment and issue of the Private Placement Shares and (c) filing of the registration statement required to be filed by the Registration Rights Agreement, each of which the Company has filed or undertakes to file within the applicable time.

4.7. No Material Adverse Effect. Since September 30, 2023, except as identified and described in the SEC Filings filed at least one Trading Day prior to the date hereof and in the Investor Materials, there has not been:

(i) any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the unaudited financial statements for the three and nine months ended September 30, 2023 filed with the SEC on November 14, 2023, except for changes in the ordinary course of business which have not had and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

(ii) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company (as such business is presently conducted);

(iii) any material change to any Material Contract or arrangement by which the Company is bound or to which any of its assets or properties is subject;

(iv) any material transaction entered into by the Company other than in the ordinary course of business;

(v) any material decrease in any class of the share capital of the Company or any of its subsidiaries, any dividend or distribution of any kind declared, paid or made by the Company or any of its subsidiaries on any class of share capital, or any material decrease, repurchase or redemption by the Company or any of its subsidiaries of any class of share capital;

(vi) any legal or governmental proceedings pending or threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject, except where such proceedings would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; or

(vii) any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect.

4.8. SEC Filings. The Company has filed or furnished all reports, schedules, forms, statements and other documents required to be filed by the Company under the 1933 Act and the 1934 Act, including pursuant to Section 13(a) or 15(d) thereof, for the one year period preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (collectively, the “SEC Filings”). At the time of filing or furnishing thereof, the SEC Filings complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the SEC thereunder. The SEC Filings and Investor Materials, taken together, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The Company understands and confirms that the Investors will rely on the foregoing representations in effecting transactions in securities of the Company.

4.9. No Conflict, Breach, Violation or Default. Neither the Company nor any of its subsidiaries is (i) in violation of its articles of association, charter, by-laws or similar constitutive or organizational document, (ii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any subsidiary is a party or by which either of them may be bound or to which any of the properties or assets of the Company or any of its subsidiaries is subject (collectively, “Agreements and Instruments”), or (iii) in violation of any applicable law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), or (iv) in violation of the Nasdaq Stock Market Listing Rules (including, where applicable, any guidance notes published by the Nasdaq Stock Market LLC from time to time that apply to the Company), except in the case of each of (ii) and (iii) above, for such defaults or violations that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereunder (including the allotment and issuance of the Private Placement ADSs and Private Placement Shares and deposit with the Custodian or its nominee of the Private Placement Shares) and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action by the Company and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or its subsidiaries pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the articles of association, charter, by-laws or similar constitutive or organizational document of the Company or its subsidiaries or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or its subsidiaries.

4.10. Dividends and Distributions. No approvals are currently required in England and Wales for the Company to pay dividends or other distributions declared by the Company to the holders of the Ordinary Shares. Any amount payable with respect to the Ordinary Shares and upon liquidation of the Company or upon redemption thereof and all dividends and other distributions declared and payable on the Ordinary Shares may under applicable English law and regulations be paid to the Depositary in pounds sterling and may be converted into foreign currency that may be freely transferred out of the United Kingdom in accordance with the Deposit Agreement, no such payments are subject to any withholding taxes under the current laws and regulations of the United Kingdom, and each such payment may be made without the necessity of obtaining any governmental authorization in the United Kingdom or any political subdivision thereof or therein. Except as disclosed in the SEC Filings, no subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Company subsidiary’s equity securities or from repaying to the Company or any other subsidiary of the Company any amounts that may from time to time become due under any loans or advances to such subsidiary from the Company or from transferring any property or assets to the Company or to any other Company subsidiary.

4.11. Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the 1933 Act. The Company agrees to notify the Placement Agents as soon as practicable upon the Company ceasing to be a Foreign Private Issuer.

4.12. Passive Foreign Investment Company. Based on the Company’s current estimates and certain assumptions with respect to the characterization of its gross income and its gross assets, and the nature of its business and its current business plan, the Company does not believe it was a “passive foreign investment company” (as defined in Section 1297 of the Code) for its taxable year ended December 31, 2022.

4.13. Compliance with the Sarbanes-Oxley Act of 2002. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

4.14. Tax Matters. All tax returns of the Company and its subsidiaries have been timely filed (to the extent that such tax returns are required by law to have been so filed as at the date hereof, taking into account any properly requested extensions) pursuant to applicable U.S. or non-U.S. (including United Kingdom), state, local or other law, except insofar as the failure to file such tax returns or request such extensions would not, individually or in the aggregate, result in a Material Adverse Effect. The Company and its subsidiaries have timely paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them, except (i) as are being contested in good faith and as to which adequate reserves have been established by the Company or its subsidiary (as applicable) in conformity with the International Accounting Standards Board (“IFRS”) or other applicable accounting principles or (ii) insofar as the failure to pay would not, individually or in the aggregate, result in a Material Adverse Effect.

4.15. Transfer Taxes. Provided that any instrument of transfer for the Private Placement ADSs (or any ADR evidencing a Private Placement ADS) is executed, delivered and retained outside the United Kingdom, no documentary, registration, transfer, stamp, stamp duty reserve, or other similar taxes or duties (“Transfer Taxes”) are required to be paid in the United States or in the United Kingdom by or on behalf of the Investors or the Placement Agents in connection with (i) the issuance and delivery of the Private Placement Shares by the Company to the Depositary in the manner prescribed by the Deposit Agreement against the issuance of the Private Placement ADSs, (ii) the issuance and delivery of the Private Placement ADSs (or the ADRs evidencing the Private Placement ADSs) by the Depositary to or for the account of the Investors in the manner contemplated by this Agreement and the Deposit Agreement or (iii) the execution and delivery of this Agreement.

4.16. Title to Properties. The Company and its subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them, in each case free from liens, encumbrances and defects; and the Company and its subsidiaries hold any leased real or personal property under valid and enforceable leases with no exceptions.

4.17. Certificates, Authorities and Permits. The Company and each of its subsidiaries possess all licenses, certificates, authorizations and permits issued by, and have made all declarations and filings with, the appropriate U.S. or non-U.S. governmental authorities of competent jurisdiction that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the SEC Filings (collectively, the “Governmental Permits”). The Company and its subsidiaries are in compliance with all such Governmental Permits, and all such Governmental Permits are valid and in full force and effect. Neither the Company nor any of its subsidiaries has received written notification of any revocation, modification, suspension, termination or invalidation (or proceedings related thereto) of any such Governmental Permit and the Company has no knowledge that any such Governmental Permit requiring renewal will not be renewed. The Company and each of its subsidiaries have filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any applicable laws or Governmental Permits, and all such material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were materially corrected or supplemented by a subsequent submission). To the Company’s Knowledge, the manufacturing facilities and operations of the suppliers of the Company and each of its subsidiaries are operated in compliance with all applicable statutes, rules, regulations and policies of the U.S. Food and Drug Administration (the “FDA”) and comparable drug regulatory agencies outside of the United States to which they are subject including but not limited to the European Medicines Agency (“EMA”) (collectively, the “Regulatory Authorities”). None of the product candidates of the Company or its subsidiaries have received marketing approval from any Regulatory Authority.

4.18. Company Studies and Trials. The preclinical studies and clinical trials conducted by or on behalf of the Company and its subsidiaries that are described in or incorporated by reference in the SEC Filings or the results of which that are referred to or incorporated by reference in the SEC Filings, as applicable (collectively, the “Company Studies and Trials”), were and, if still pending, are being conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such Company Studies and Trials and pursuant to accepted professional scientific standards and all applicable laws, including the rules and regulations of the applicable Regulatory Authorities; the descriptions of the results of the Company Studies and Trials contained in the SEC Filings and Investor Materials are accurate and complete in all material respects and fairly present the data derived from such studies and trials; the Company has no knowledge of any other studies or trials not described in the SEC Filings, the results of which materially call into question the results described or referred to in the SEC Filings and Investor Materials when viewed in the context in which such results are described and the clinical stage of development; the Company has not received any notices or correspondence from any Institutional Review Board or non-U.S. equivalent, the FDA, the EMA, any Regulatory Authority or comparable U.S. or non-U.S. governmental authorities of competent jurisdiction requiring the termination, suspension or material modification of any Company Studies and Trials, and, to the Company’s Knowledge, there are no reasonable grounds for same.

4.19. Relationships. There are no business relationships or related-party transactions involving the Company or any of its subsidiaries or any other person required to be described in the SEC Filings which have not been described as required.

4.20. Compliance with Health Care Laws. The Company and each of its subsidiaries (i) is and at all times has been in compliance in all material respects with all applicable Health Care Laws, rules and regulations in the United States or any other jurisdiction, including, without limitation the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§301 et seq.), the Public Health Service Act (42 U.S.C. §§ 201 et seq.), all applicable federal, state, local and foreign civil and criminal laws relating to health care fraud and abuse, including but not limited to the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the exclusion Laws (42 U.S.C. § 1320a-7), the health care fraud criminal provisions under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. §§ 1320d et seq.), the exclusions law (42 U.S.C. § 1320a-7), the U.S. Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the civil monetary penalties law (42 U.S.C. §1320a-7a), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) (42 U.S.C. §§ 17921 et seq.), the Patient Protection and Affordable Care Act (Pub. Law 111-148), as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (Pub. Law 111-152), the regulations promulgated pursuant to such laws, and any successor government programs and comparable state laws, and all other local, state, federal, national, supranational and foreign laws applicable to the regulation of the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, advertising, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product under development, manufactured or distributed by or for the Company (collectively, the “Health Care Laws”); (ii) has not received any FDA Form 483, notice of adverse finding, warning letter, untitled letter, or other correspondence or notice from the FDA or any other correspondence or notice from any other Regulatory Authority or Governmental Entity or third party alleging or asserting noncompliance with any Health Care Laws or any licenses, certificates, approvals, clearances, exemptions, authorizations, permits and supplements or amendments thereto required by any such applicable laws (“Authorizations”); or actions to suspend, materially modify or revoke any Authorization; (iii) possesses all material Authorizations and such Authorizations are valid and in full force and effect and are not in violation of any term of any such Authorizations; (iv) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in material respects (or were corrected or supplemented by a subsequent submission); and (v) has not, nor have any of its shareholders with more than five percent interest, officers, directors, employees, contractors, or owners been debarred, disqualified, suspended, excluded, or delisted from participation in any U.S. state or federal health care program or human clinical research or subject to a governmental inquiry, investigation, proceeding, or other any other action that would reasonably be expected to result in debarment, disqualification, suspension, exclusion, or delisting.

4.21. Intellectual Property. The Company and its subsidiaries own, possess, license or have other rights to use, all confidential information, formulas, designs, devices, research and development, methods, processes, compositions and other trade secrets, whether or not patentable; and patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business in all material respects as now conducted or as proposed in the SEC Filings to be conducted. (a) There are no rights of third parties to any material Intellectual Property owned by the Company and its subsidiaries, including no liens, security interests or other encumbrances; (b) to the Company’s Knowledge, there is no material infringement by third parties of any such Intellectual Property; (c) there is no pending, or to the Company’s Knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property; (d) there is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any material Intellectual Property, including interferences, oppositions, reexaminations or government proceedings, and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding, or claim; (e) to the Company’s Knowledge, the Company’s Intellectual Property as currently owned, licensed or used by the Company or proposed to be used, and the Company’s conduct of its business as currently conducted and proposed to be conducted do not infringe, violate or misappropriate the Intellectual Property of any Person and none of the Company’s Intellectual Property are subject to any outstanding governmental order; (f) there is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by others that the Company infringes, misappropriates, or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and, except as would not reasonably be expected to have a Material Adverse Effect, the Company is aware of no factual basis for any such action, suit, proceeding, or claim; (g) each employee and consultant of the Company has entered into an invention assignment agreement with the Company and, to the Company’s Knowledge, no employee of the Company is in or has been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company; and (h) to the Company’s Knowledge (but without any duty to perform a special inquiry or search), the Company has disclosed to the United States Patent and Trademark Office all information that it reasonably believes is material to the patentability of all non-provisional patent applications included in the Intellectual Property as they currently exist.

4.22. Legal Proceedings. There are no legal, governmental or regulatory investigations, actions, suits or proceedings (each, an “Action”) pending or, to the Company’s Knowledge, threatened to which the Company or its subsidiaries are a party or to which any property of the Company or its subsidiaries are subject. Except as disclosed in the SEC Filings, there are no outstanding governmental orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets.

4.23. Financial Statements. The financial statements included in each SEC Filing comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, subject in the case of unaudited financial statements to normal, immaterial year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with International Financial Reporting Standards applied on a consistent basis during the periods involved as issued by the European Union and the IFRS (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by IFRS). Except as set forth in the financial statements of the Company included in the SEC Filings filed prior to the date hereof, the Company has not incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

4.24. Insurance Coverage. The Company and its subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained and are customary and prudent by companies of established repute and similar size engaged in the same or similar business for the business being conducted and the properties being owned or leased by the Company and its subsidiaries, and all such insurance is in full force and effect. The Company has no reason to believe that it or its subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not be expected to result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

4.25. Compliance with Exchange Listings. The Company is in compliance with applicable Nasdaq continued listing requirements. There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company relating to the continued listing of the ADSs on Nasdaq and the Company has not received any notice of the delisting of the ADSs from Nasdaq.

4.26. Brokers and Finders. Other than the Placement Agents and such other placement agents as the Company may engage in connection with the transactions contemplated by this Agreement, no Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company. No Investor shall have any obligation with respect to any fees, or with respect to any claims made by or on behalf of other Persons for fees, in each case of the type contemplated by this Section 4.18 that may be due in connection with the transactions contemplated by this Agreement or the Transaction Documents.

4.27. No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D promulgated under the 1933 Act) in connection with the offer or sale of any of the Private Placement ADSs.

4.28. No Integrated Offering. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 5, neither the Company nor its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) and Regulation D for the exemption from registration for the transactions contemplated hereby or would require registration of the Private Placement ADSs or Private Placement Shares under the 1933 Act.

4.29. Private Placement. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 5, the offer and sale of the Private Placement ADSs to the Investors as contemplated hereby is exempt from the registration requirements of the 1933 Act. The issuance and sale of the Private Placement ADSs does not contravene the rules and regulations of Nasdaq.

4.30. Required Filings. Except for the transactions contemplated by this Agreement, including the acquisition of the Private Placement ADSs contemplated hereby, no event or circumstance has occurred or information exists with respect to the Company or its business, properties, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed (assuming for this purpose that the SEC Filings are being incorporated by reference into an effective registration statement filed by the Company under the 1933 Act).

4.31. Investment Company. The Company is not required to be registered as, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.32. Manipulation of Price. The Company has not taken, and, to the Company’s Knowledge, no Person acting on its behalf has taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Private Placement ADSs or the Private Placement Shares.

4.33. Anti-Bribery and Anti-Money Laundering Laws. Each of the Company, its subsidiaries and, to the Company’s Knowledge, any of their respective officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and the Company’s participation in the transactions contemplated by the Transaction Documents will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope or (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 U.S. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder.

4.34. Sanctions. Neither the Company nor any of its subsidiaries, directors, officers, or employees, nor, to the Company’s Knowledge, any agent, affiliate or other person acting on behalf of the Company or any of its subsidiaries is currently the subject or the target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom, or other relevant sanctions authority (collectively, “Sanctions”); nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Russia, Syria and the Crimea, Luhansk and Donetsk regions of Ukraine; and the Company will not directly or knowingly indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other Person, for the purpose of financing the activities of or business with any Person, or in any country or territory, that at the time of such financing, is the subject or the target of Sanctions prohibiting such financing or in any other manner that will result in a violation by any Person (including any Person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions prohibiting such dealing or transaction.

4.35. No Bad Actors. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the 1933 Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s Knowledge, any Company Covered Person, except (i) for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable and (ii) no such representation is made with respect to the Placement Agents, or any of its general partners, managing members, directors, executive officers or other officers.

4.36. Absence of Labor Dispute. No labor dispute with the employees of the Company or its subsidiaries exists or, to the Company’s Knowledge, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, manufacturers, customers or contractors, which, in either case, would reasonably be expected to result in a Material Adverse Effect.

4.37. Absence of Monitoring Agreements. Neither the Company nor any of its subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority.

4.38. Compliance with Environmental Laws. Except as would not be expected, individually or in the aggregate, to result in a Material Adverse Effect; (i) neither the Company nor any of its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (ii) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (iii) there are no pending threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries and (iv) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

4.39. ERISA Compliance. The Company and its subsidiaries and any “employee benefit plan” (as defined under the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder (collectively, “ERISA”)) established or maintained by the Company, its subsidiaries or their “ERISA Affiliates” (as defined below) are in compliance in all material respects with ERISA. “ERISA Affiliate” means, with respect to the Company or any of its subsidiaries, any member of any group of organizations described in Sections 414(b), (c), (m) or (o) of the Code of which the Company or such subsidiary is a member. No “reportable event” (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any “employee benefit plan” established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates. No “employee benefit plan” established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates, if such “employee benefit plan” were terminated, would have any “amount of unfunded benefit liabilities” (as defined under ERISA). Neither the Company, its subsidiaries nor any of their ERISA Affiliates has incurred or reasonably expects to incur any liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any “employee benefit plan” or (ii) Sections 412, 4971, 4975 or 4980B of the Code. Each “employee benefit plan” established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification.

4.40. Shell Company. The Company is not a shell company (as defined in Rule 405 under the 1933 Act) and has not been a shell company at any time during the twelve calendar months prior to the date hereof.

4.41. Disclosure Controls and Procedures; Deficiencies in or Changes to Internal Control Over Financial Reporting. The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act), which (i) comply with the applicable requirements of the Nasdaq, (ii) are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; (iii) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent fiscal quarter; and (iv) are effective in all material respects to perform the functions for which they were established. Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weaknesses in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

4.42. Cybersecurity. The Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted. The Company and its subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation and security of all IT Systems and data, including Personal Data used in connection with their businesses. “Personal Data” means (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by the Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 (the “EU GDPR”) and the GDPR as it forms part of domestic law in the United Kingdom by virtue of section 3 of the European Union (Withdrawal) Act 2018 (the “UK GDPR” and, together with the EU GDPR, the “GDPR”); (iv) any information which would qualify as “protected health information” under HIPAA, as amended by HITECH; and (v) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person’s health or sexual orientation. There have, to the knowledge of the Company, been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification.

4.43. Compliance with Data Privacy Laws. The Company and its subsidiaries are, and at all prior times were, in material compliance with all applicable state, federal and foreign data privacy and security laws and regulations, including, without limitation, the GDPR and HIPAA (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, the Company and its subsidiaries have in place and take appropriate steps to comply with policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of Personal Data (the “Policies”). The Company and its subsidiaries have at all times made all disclosures to users or customers required by the Privacy Laws and none of such disclosures have, to the knowledge of the Company, been inaccurate or in violation of the Privacy Laws in any material respect. The Company further certifies that neither it nor any of its subsidiaries: (i) has received notice of any actual or potential liability under or relating to, or of any actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law.

4.44. Lending Relationship. The Company (i) does not have any material lending or other material relationship with any banking or lending affiliate of the Placement Agents and (ii) does not intend to use any of the proceeds from the sale of the Private Placement ADSs to repay any outstanding debt owed to any affiliate of any Placement Agent.

4.45. No Rated Securities. The Company has no debt securities or preferred shares that is rated by any “nationally recognized statistical rating organization” (as that term is defined by the SEC for purposes of Rule 436(g)(2) under the 1933 Act).

4.46. Valid Choice of Laws. The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of England and Wales and will be recognized by courts in England and Wales except as may be limited by general principles of equity and except where to do so would be inconsistent with or overridden by the Regulation (EC) No 593/2008 on the Law Applicable to Contractual Obligations (Rome I) (as it forms part of English domestic law pursuant to European Union (Withdrawal) Act 2018). The Company has the corporate power to submit, and pursuant to Section of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York (collectively, the “Specified Courts”) and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court; and the Company has the power to designate, appoint and empower an authorized agent for service of process in any action arising out of or relating to this Agreement or the issuance and sale of the Private Placement ADSs in any Specified Court and service of process effected on such authorized agent will be effective to notify the Company of any action under this Agreement.

4.47. Submission to Jurisdiction. The Company has the power to submit, and pursuant to Section 10.12 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the jurisdiction of the Specified Courts.

4.48. No Sovereign Immunity. Neither the Company nor any of its subsidiaries nor any of their respective properties, assets or revenues enjoy any rights of immunity from any legal proceedings (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) or the execution of judgement or other attachment in England and Wales, pursuant to the State Immunity Act 1978, or the United States, pursuant to the Foreign Sovereign Immunities Act 1976, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement, the Deposit Agreement or the Private Placement ADSs. To the extent that the Company or any of its respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 10.12 of this Agreement.

4.49. Enforceability of Judgment. Any final judgment for a fixed or readily calculable sum of money rendered by a Specified Court having jurisdiction under its own domestic laws and recognized by the English courts as having jurisdiction (according to English conflicts of laws principles and rules of English private international law at the time when proceedings were initiated) to give such final judgment in respect of any suit, action or proceeding against the Company based upon this Agreement or the Deposit Agreement and any instruments or agreements entered into for the consummation of the transactions contemplated herein and therein would be declared enforceable against the Company, without re-examination or review of the merits of the cause of action in respect of which the original judgment was given or re-litigation of the matters adjudicated upon, by the courts of England and Wales; provided, however, that the Company may have defenses open to it and enforcement may not be permitted if, among other things, (a) the judgment was obtained by fraud, or in proceedings contrary to natural or substantial justice, or contravenes public policy in England or the Human Rights Act 1998 (or any subordinate legislation made thereunder, to the extent applicable); (b) the judgment is for a sum payable in respect of taxes, or other charges of a like nature or is in respect of a fine or other penalty or otherwise based on a foreign law that an English court considers to relate to a penal, revenue or other public law; (c) the judgment amounts to judgment on a matter previously determined by an English court or conflicts with a judgment on the same matter given by a court other than a Specified Court or was obtained in breach of a jurisdiction or arbitration clause except with the agreement of the defendant or the defendant’s subsequent submission to the jurisdiction of the court; (d) the judgment is given in proceedings brought in breach of an agreement for the settlement of disputes; (e) the judgment has been arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained, or is a judgment that is otherwise specified in section 5 of the Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under section 1 of that Act; and (f) enforcement proceedings are not commenced within six years of the date of such judgment.

4.50. No Immunity from Suit. Except as provided by laws or statutes generally applicable to transactions of the type described in this Agreement, neither the Company nor any of its respective properties, assets or revenues has any right of immunity under United Kingdom, New York or United States law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any law of the United Kingdom, New York or United States federal court, from service of process, attachment upon or prior judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement or the Deposit Agreement. To the extent that the Company or any of its respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 10.13 of this Agreement.

4.51. Proper Form. This Agreement and the Deposit Agreement are each in proper form to be enforceable in England and Wales in accordance with its terms; to ensure the legality, validity, enforceability or admissibility into evidence in England and Wales of this Agreement or the Deposit Agreement it is not necessary that this Agreement or the Deposit Agreement, respectively, be filed or recorded with any court or other authority in England and Wales (other than court filings in the ordinary course of proceedings).

4.52. Form F-3 Eligibility: The Company meets the registration and transaction requirements for use of Form F-3 for the registration of the Private Placement Shares for resale by the Investors.

4.53. No Additional Agreements. The Company does not have any agreement or understanding (including side letters) with any Investor with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

5. Representations and Warranties of the Investors. Each of the Investors hereby severally, and not jointly, represents and warrants to the Company that:

5.1. Organization and Existence. Such Investor is a duly incorporated or organized and validly existing corporation, limited partnership, limited liability company or other legal entity, has all requisite corporate, partnership or limited liability company power and authority to enter into and consummate the transactions contemplated by the Transaction Documents and to carry out its obligations hereunder and thereunder, and to invest in the Private Placement ADSs pursuant to this Agreement, and is in good standing under the laws of the jurisdiction of its incorporation or organization.

5.2. Authorization. The execution, delivery and performance by such Investor of the Transaction Documents to which such Investor is a party have been duly authorized and each has been duly executed and when delivered will constitute the valid and legally binding obligation of such Investor, enforceable against such Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally, and general principles of equity.

5.3. Purchase Entirely for Own Account. The Private Placement ADSs to be received by such Investor hereunder will be acquired for such Investor’s own account, not as nominee or agent, for the purpose of investment and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor will not, and has no present intention to, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) ADSs, Ordinary Shares or Ordinary Share Equivalents (the “Securities”) except in compliance with the 1933 Act and the rules and regulations promulgated thereunder. The Private Placement ADSs are being purchased by such Investor in the ordinary course of its business. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Private Placement ADSs for any period of time. Such Investor is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.

5.4. Investment Experience. Such Investor acknowledges that the decision to invest in the Company will involve a significant degree of risk, including a risk of total loss of such investment, and that it can bear the economic risk and complete loss of its investment in the Private Placement ADSs and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

5.5. Qualified Investor.

(a) If such Investor is a person in a member state of the European Economic Area, such investor is a “qualified investor” as defined in the Prospectus Regulation.

(b) If such Investor is a person in the United Kingdom, such investor is a “qualified investor” as defined in the UK Prospectus Regulation who (i) has professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and/or (ii) is a high net worth body corporate, unincorporated association and partnership and trustee of high value trusts as described in Article 49(2)(a) to (d) of the Order.

5.6. Disclosure of Information. Such Investor has had an opportunity to receive, review and understand all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Private Placement ADSs, and has conducted and completed its own independent due diligence. Such Investor acknowledges that copies of the SEC Filings are available on the EDGAR System. Based on the information such Investor has deemed appropriate, it has independently (or together with its investment adviser) made its own analysis and decision to enter into the Transaction Documents. Such Investor is relying exclusively on its own investment analysis and due diligence (and/or that of its investment adviser) (including professional advice it deems appropriate) with respect to the execution, delivery and performance of the Transaction Documents, the Private Placement ADSs and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Such Investor has not relied on any information or advice furnished by or on behalf of the Placement Agents in connection with the transactions contemplated hereby. Neither such inquiries nor any other due diligence investigation conducted by such Investor (or its investment adviser) shall modify, limit or otherwise affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

5.7. Restricted Securities. Such Investor understands that the Private Placement ADSs are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances.

5.8. Legends. It is understood that, except as provided below, the Private Placement ADSs may bear the following or any similar legends (and a stop transfer order may be placed against transfer of the certificates for the Securities):

(a) “THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED OR QUALIFIED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES

ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT IN A TRANSACTION REGISTERED OR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS, OR (II) AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION REQUIREMENTS, UNLESS A REGISTRATION STATEMENT IS EFFECTIVE WITH RESPECT TO THESE SECURITIES. THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE TERMS OF THE DEPOSIT AGREEMENT, DATED AS OF SEPTEMBER 4, 2020, BY AND BETWEEN SILENCE THERAPEUTICS PLC (THE “COMPANY”) AND THE BANK OF NEW YORK MELLON (THE “DEPOSITARY”), IN ITS CAPACITY AS THE DEPOSITARY FOR THE AMERICAN DEPOSITARY SHARES OF THE COMPANY, AS MAY BE AMENDED FROM TIME TO TIME (AS SO AMENDED OR SUPPLEMENTED, THE “DEPOSIT AGREEMENT”). ALL TERMS USED BUT NOT OTHERWISE DEFINED HEREIN SHALL, UNLESS OTHERWISE SPECIFICALLY DESIGNATED HEREIN, HAVE THE MEANING GIVEN TO SUCH TERMS IN THE DEPOSIT AGREEMENT.”

(b) If required by the authorities of any state, the legend required by such state authority.

5.9. Accredited Investor. Such Investor is (a) an “accredited investor” within the meaning of Rule 501(a) of Regulation D or a “qualified institutional buyer” as defined in Rule 144A(a) under the 1933 Act, (b) an “Institutional Account” as defined in FINRA Rule 4512(c) and (c) a sophisticated institutional investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including such Investor’s participation in the transactions contemplated by this Agreement. Such Investor has executed and delivered, or will execute and deliver prior to the Closing Date, to the Company the Investor Questionnaire , which such Investor represents and warrants is true, correct and complete, and each Investor agrees to furnish to the Company upon request the Selling Securityholder Questionnaire in the form attached to the Registration Rights Agreement (the “Selling Securityholder Questionnaire”), and agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a resale registration statement . Such Investor has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Private Placement ADSs and participation in the transactions contemplated by this Agreement (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to it, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under its charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which it is bound and (v) are a fit, proper and suitable investment for such Investor, notwithstanding the substantial risks inherent in investing in or holding the Private Placement ADSs.

5.10. Independent Investment Decision. Such Investor understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Investor in connection with the purchase of the Private Placement ADSs constitutes legal, tax or investment advice. Such Investor has consulted such legal, tax and investment advisors as it, in their sole discretion, has deemed necessary or appropriate in connection with the purchase of the Private Placement ADSs. Such Investor understands that each of the Placement Agents has acted solely as the agent of the Company in connection with the sale of the Private Placement ADSs hereunder and such Investor has not relied on the business of, or any statements or other information provided by, the Placement Agents or any of their agents, counsel or Affiliates in making its investment decision hereunder. Such Investor confirms that none of such persons has made any representations or warranties to such Investor in connection with the transactions contemplated by this Agreement and that, in connection with the purchase of the Private Placement ADSs, the Placement Agents have not acted as the Investor’s financial advisor or fiduciary.

5.11. UK Securities Requirements. Such Investor has complied and will comply with all applicable provisions of the FSMA and the Financial Services Act 2012 with respect to anything done by the Investor in relation to the Private Placement ADSs in, from or otherwise involving the United Kingdom.

5.12. Compliance with Laws. Such Investor is authorized and entitled to acquire the Private Placement ADSs under the laws of all relevant jurisdictions that apply to it, has complied and will comply in all material respects with all such laws relating to the acquisition of the Private Placement ADSs (including, where applicable, the UK Proceeds of Crime Act 2002, the Terrorism Act 2000, the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (in each case as amended) and any related or similar rules, regulations or guidelines administered or enforced by any governmental agency having jurisdiction in respect thereof) and has obtained all applicable consents which may be required in relation to the acquisition of the Private Placement ADSs.

5.13. No General Solicitation. Such Investor did not learn of the investment in the Private Placement ADSs as a result of any general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (a) any advertisement, article, notice or other communication published in any newspaper, magazine, website, or similar media, or broadcast over television or radio, or (b) any seminar or meeting to which such Investor was invited by any of the foregoing means of communications.

5.14. Brokers and Finders. Other than fees or other compensation owed to the Placement Agents and such other placement agents as the Company may engage in connection with the transactions contemplated by this Agreement, no Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.

5.15. Short Sales and Confidentiality Prior to the Date Hereof. Such Investor is aware that the anti-manipulation rules of Regulation M under the 1934 Act may apply to sales of ADSs and other activities with respect to the ADSs by such Investor. Other than consummating the transactions contemplated hereunder, such Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with such Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Investor was first contacted by the Company, a Placement Agent or any other Person regarding the transactions contemplated hereby and ending immediately prior to the date hereof. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Private Placement ADSs. Other than to other Persons party to this Agreement and other than to such Person’s affiliate or outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, regulatory or administrative tasks and services and other than as may be required by law or regulation, such Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude or prohibit any actions, with respect to the identification of, the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

5.16. No Government Recommendation or Approval. Such Investor understands that no United States federal or state agency, or similar agency of any other country, has reviewed, approved, passed upon, or made any recommendation or endorsement of the Company or the purchase of the Private Placement ADSs.

5.17. No Intent to Effect a Change of Control. Such Investor has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the 1934 Act.

5.18. Residency. Such Investor’s office in which its investment decision with respect to the Private Placement ADSs was made is located at the address immediately below such Investor’s name on its signature page hereto.

5.19. No Conflicts. The execution, delivery and performance by such Investor of the Transaction Documents and the consummation by such Investor of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Investor or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Investor to perform its obligations hereunder.

5.20. Investor Information. Such Investor understands that the Private Placement ADSs are being offered and sold to such Investor in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Investor’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of such Investor set forth herein in order to determine the availability of such exemptions and the eligibility of such Investor to acquire the Private Placement ADSs. Such Investor further acknowledges and understands that the Private Placement ADSs may not be resold or otherwise transferred except in a transaction registered under the 1933 Act or unless an exemption from such registration is available.

5.21. Ownership. The purchase by such Investor of the Private Placement ADSs will not result in such Investor, individually or together with its Affiliates, collectively acquiring, or obtaining the right to acquire, in excess of the Maximum Percentage. Such Investor does not presently intend to, alone or together with others, make a public filing with the SEC to disclose that it has (or that it together with such other Persons have) acquired, or obtained the right to acquire, as a result of such Closing (when added to any other securities of the Company that it or they then own or have the right to acquire), in excess of the Maximum Percentage.

5.22. Foreign Persons. If such Investor is not a United States person (as defined by Section 7701(a)(30) of the Code), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Private Placement ADSs or any use of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Private Placement ADSs, (b) any foreign exchange restrictions applicable to such purchase or acquisition, (c) any government or other consents that may need to be obtained, and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, exercise, sale or transfer of the Private Placement ADSs. Such Investor’s subscription and payment for and continued beneficial ownership of the Private Placement ADSs will not violate any applicable securities or other laws of such Investor’s jurisdiction.

6. Conditions to Closing.

6.1. Conditions to the Investors’ Obligations. The obligation of each Investor to purchase the Private Placement ADSs at the Closing is subject to the fulfillment to such Investor’s satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by such Investor (as to itself only):

(a) The representations and warranties made by the Company in Section 4 hereof shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Closing Date.

(b) The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Private Placement ADSs and the consummation of the other transactions contemplated by the Transaction Documents, all of which shall be in full force and effect.

(c) The Company shall have executed and delivered the Registration Rights Agreement.

(d) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any Governmental Authority, shall have been issued, and no action or proceeding shall have been instituted by any Governmental Authority, enjoining or preventing the consummation of the transactions contemplated by the Transaction Documents.

(e) The Company shall have delivered a certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Subsections (a), (b), (e), (i) and (j) of this Section 6.1.

(f) The Company shall have delivered a certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by the Transaction Documents and the issuance of the Private Placement ADSs and the Private Placement Shares.

(g) The Investors shall have received opinions from Cooley LLP and Cooley (UK) LLP, the Company’s counsel, dated as of the Closing Date, in form and substance reasonably acceptable to the Investors and addressing such legal matters as the Investors may reasonably request.

(h) There shall have been no Material Adverse Effect with respect to the Company since the date hereof.

(i) No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the ADSs.

6.2. Conditions to Obligations of the Company. The Company’s obligation to sell and issue the Private Placement ADSs at the Closing to each Investor is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a) The representations and warranties made by such Investor in Section 5 hereof shall be true and correct as of the date hereof, and shall be true and correct as of the Closing Date with the same force and effect as if they had been made on and as of such date. Such Investor shall have performed in all material respects all obligations and covenants herein required to be performed by such Investor on or prior to the Closing Date.

(b) Such Investor shall have executed and delivered the Registration Rights Agreement and the Investor Questionnaire.

(c) Such Investors shall have paid in full its purchase price for the Private Placement ADSs to the Company.

6.3. Termination of Obligations to Effect Closing; Effects.

(a) The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Closing shall terminate as follows:

(i) Upon the mutual written consent of the Company and Investors that agreed to purchase at least a majority of the Private Placement ADSs to be issued and sold pursuant to this Agreement;

(ii) By the Company if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by the Company;

(iii) By an Investor (with respect to itself only) if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment, and shall not have been waived by such Investor; or

(iv) By either the Company or any Investor (with respect to itself only) if the Closing has not occurred on or prior to March 7, 2024 (so long as the party seeking to terminate has delivered the deliverables required to be delivered by it pursuant to Section 6.1 or Section 6.2, as applicable);

provided, however, that, except in the case of clauses (ii) and (iii) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

(b) In the event of termination by the Company or any Investor of its obligations to effect the Closing pursuant to this Section 6.3, written notice thereof shall be given to the other Investors by the Company and the other Investors shall have the right to terminate their obligations to effect the Closing upon written notice to the Company. Nothing in this Section 6.3 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of the Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under the Transaction Documents.

7. Covenants and Agreements of the Company.

7.1. No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Investors under the Transaction Documents.

7.2. Nasdaq Listing. The Company will use commercially reasonable efforts to continue the listing and trading of the ADSs on Nasdaq and, in accordance therewith, will use reasonable best efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the rules and regulations of Nasdaq.

7.3. Reporting Status. The Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination.

7.4. Termination of Covenants. The provisions of Sections 7.1, 7.2 and 7.3 shall terminate and be of no further force and effect on the date on which the Company’s obligations under the Registration Rights Agreement to register or maintain the effectiveness of any registration covering the Registrable Securities (as such term is defined in the Registration Rights Agreement) shall terminate.

7.5. Removal of Legends.

(a) In connection with any sale, assignment, transfer or other disposition of the Private Placement ADSs by an Investor pursuant to Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable ADSs and upon compliance by the Investor with the requirements of this Agreement, if requested by the Investor, the Company shall cause the Depositary to remove any restrictive legends related to the book entry account holding such ADSs and make a new, unlegended entry for such book entry ADSs sold or disposed of without restrictive legends within two (2) Trading Days of any such request therefor from such Investor, provided that the Company and the Depositary have timely received from the Investor customary representations and other documentation reasonably acceptable to the Company and the Depositary in connection therewith.

(b) Subject to receipt from the Investor by the Company and the Depositary of customary representations and other documentation reasonably acceptable to the Company and the Depositary in connection therewith, upon the earliest of such time as the Private Placement ADSs (i) have been sold pursuant to Rule 144, (ii) are eligible for resale under Rule 144(b)(1) or any successor provision or (iii) are covered by an effective resale registration statement, the Company shall, in accordance with the provisions of this Section 7.5(b) and within two (2) Trading Days of any request therefor from an Investor accompanied by such customary and reasonably acceptable documentation referred to above, (A) deliver to the Depositary irrevocable instructions that the Depositary shall make a new, unlegended entry for such book entry ADSs, and (B) cause its counsel, subject to receipt by such counsel of such customary representations and other documentation reasonably requested by such counsel, to deliver to the Depositary one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the 1933 Act if required by the Depositary to effect the removal of the legend in accordance with the provisions of this Agreement. ADSs subject to legend removal hereunder may be transmitted by the Depositary to the Investor by crediting the account of the Investor’s prime broker with the DTC System as directed by such Investor. The Company shall pay all fees and expenses required to be paid to the Depositary pursuant to the Deposit Agreement in connection with such issuance, as well as all DTC fees associated with such issuance.

(c) Each Investor, severally and not jointly with the other Investors, agrees with the Company (i) that such Investor will sell any Private Placement ADSs pursuant to either the registration requirements of the 1933 Act, including any applicable prospectus delivery requirements, or an exemption therefrom, (ii) that if the Private Placement ADSs or any Redesignated ADSs are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein and (iii) that if, after the effective date of the registration statement covering the resale of the Private Placement ADSs or Redesignated ADSs, such registration statement is not then effective and the Company has provided written notice to such Investor to that effect, such Investor will sell such Investor’s Private Placement ADSs or Redesignated ADSs only in compliance with an exemption from the registration requirements of the 1933 Act during the period such registration statement is not effective.

7.6. Subsequent Equity Sales. From the date hereof until the later to occur of (a) ninety (90) days after the Closing Date, (b) the effective date of the registration statement covering the resale of the Private Placement ADSs and (c) the date that all material non-public information provided to the Investors is disclosed to the public by the Company or is determined by the Company to be no longer material (which such public disclosure or determination shall be communicated to the Investors via written notice within one (1) Business Day of such determination) (the “Lock-Up Period”), without the consent of the Placement Agents, neither the Company nor any subsidiary shall (i) issue, offer, pledge, sell, contract to issue or sell, sell any option or contract to purchase, purchase any option or contract to issue or sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Securities, or publicly disclose an intention to do any of the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities or (iii) file any registration statement, or any amendment or supplement thereto, other than pursuant to its obligations under the Registration Rights Agreement, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Securities or such other securities, in cash or otherwise. Notwithstanding the foregoing, this Section 7.6 shall not apply in respect of an Exempt Issuance. For purposes of this Section 7.6, an “Exempt Issuance” means the issuance of (a) the Private Placement ADSs and Private Placement Shares; (b) Securities, options or other awards to employees, officers or directors or consultants, advisors, or independent contractors of the Company pursuant to any share or option plan described in the SEC Filings; provided that any such securities carry no registration rights that require or permit the filing of any registration statement (other than Form S-8) in connection therewith during the Lock-Up Period; (c) Securities upon the exercise or exchange of or conversion of Ordinary Share Equivalents issued and outstanding on the date of this Agreement, provided that such Securities have not been amended since the date of this Agreement to increase the number of such Securities or to decrease the exercise price, exchange price or conversion price of such Securities (other than in connection with share splits or combinations or otherwise in accordance with their existing respective terms on the date of this Agreement) or to extend the term of such securities; (d) the issuance of Securities in a transaction with an unaffiliated third party that includes a bona fide commercial relationship with the Company (including any joint venture, marketing or distribution arrangement, strategic alliance, collaboration agreement or corporate partnering, intellectual property license agreement or acquisition agreement or other strategic transaction or debt financing transaction with the Company); provided, however, that the aggregate number of Securities issued pursuant to this Section 7.6(d) during the Lock-Up Period shall not exceed 10% of the total number of Securities issued and outstanding immediately following the Closing and (e) the issuance of ADSs pursuant to the Open Market Sale AgreementSM, dated October 15, 2021, by and between the Company and Jefferies LLC, provided that, prior to such issuance, (1) all material non-public information provided to the Investors shall have been disclosed to the public by the Company or deemed by the Company to be no longer material and (2) the registration statement to be filed pursuant to the Registration Rights Agreement shall have been declared effective.

7.7. Fees and Expenses. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by any Investor) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Placement Agents and such other placement agents as the Company may engage in connection with the transactions contemplated by this Agreement. The Company shall pay any Transfer Taxes required to be paid by or on behalf of the Investors or the Placement Agents in connection with the issuance and delivery of the Private Placement ADSs to the Investors in the manner contemplated by this Agreement and the Deposit Agreement. The Company shall pay all fees and expenses required to be paid to the Depositary pursuant to the Deposit Agreement in connection with the issuance of the Private Placement ADSs.

7.8. Use of Proceeds. The net proceeds of the sale of the Private Placement ADSs hereunder shall be used by the Company for working capital and general corporate purposes, including advancement of its ongoing clinical development for SLN124 and continued progression of SLN 360 manufacturing and clinical activities.

8. Covenants and Agreements of the Investors.

8.1. Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each Investor shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such Investor incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

(a) Short Sales and Confidentiality After the Date Hereof. Each Investor covenants that neither it nor any Affiliates acting on its behalf or pursuant to any understanding with it will execute any Short Sales during the period from the date hereof until the earlier of such time as (i) the transactions contemplated by this Agreement are first publicly announced or (ii) this Agreement is terminated in full. Each Investor understands and acknowledges that the SEC currently takes the position that coverage of Short Sales “against the box” prior to effectiveness of a resale registration statement with securities included in such registration statement would be a violation of Section 5 of the 1933 Act, as set forth in Item 239.10 of the 1933 Act Rules Compliance and Disclosure Interpretations compiled by the Office of Chief Counsel, Division of Corporation Finance.

8.2. Reliance by and Exculpation of Placement Agents. Such Investor hereby acknowledges and agrees for the express benefit of the Placement Agents, their affiliates and their representatives that:

(a) (i) the Placement Agents are acting solely as placement agents in connection with the sale of the Private Placement ADSs and the execution, delivery and performance of the Transaction Documents and are not acting as underwriters or in any other capacity and are not and shall not be construed as fiduciaries for such Investor, the Company or any other person or entity in connection with the sale of the Private Placement ADSs and the execution, delivery and performance of the Transaction Documents, (ii) the Placement Agents and their respective affiliates and representatives have not made and will not make any representation or warranty, whether express or implied, of any kind or character, and have not provided any advice or recommendation in connection with the sale of the Private Placement ADSs and the execution, delivery and performance of the Transaction Documents, and such Investor will not rely on any statements made by any Placement Agent, orally or in writing, to the contrary, (iii) the Placement Agents will not have any responsibility with respect to (x) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Transaction Documents, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (y) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, (iv) the Placement Agents will not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Investor, the Company or any other person or entity), whether in contract, tort or otherwise, to such Investor, or to any person claiming through it, in respect of the execution, delivery and performance of the Transaction Documents; and (v) such Investor has negotiated the offer and sale of the Private Placement ADSs directly with the Company, and such Placement Agent will not be responsible for the ultimate success of any such investment.

(b) Neither the Placement Agents nor any of their respective affiliates or representatives (i) shall be liable for any improper payment made in accordance with the information provided by the Company; (ii) makes any representation or warranty, or has any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to the Transaction Documents or in connection with any of the transactions contemplated therein, including any offering or marketing materials; or (iii) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon them by the Transaction Documents or (y) for anything which any of them may do or refrain from doing in connection with the Transaction Documents, except in each case for such party’s own gross negligence, willful misconduct or bad faith.

9. Survival and Indemnification.

9.1. Survival. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing of the transactions contemplated by this Agreement for the applicable statute of limitations.

9.2. Indemnification. The Company agrees to indemnify and hold harmless each Investor and its Affiliates, and their respective directors, officers, trustees, members, managers, employees, investment advisers and agents (collectively, the “Indemnified Parties”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) (excluding liabilities for Transfer Taxes other than to the extent set forth in Section 4.10 and Section 7.7 ) (collectively, “Losses”) to which such Indemnified Party may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Documents, and will reimburse any such Indemnified Party for all such amounts as they are incurred by such Indemnified Party, except to the extent such Losses resulted from such Indemnified Party’s gross negligence, fraud or willful misconduct or to the extent such Losses are attributable to an Investor’s breach of a representation, warranty, covenant or agreement made by or to be performed on the part of such Investor under the Transaction Documents. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses as is appropriate to reflect the relative fault of the Company, on the one hand, and such Indemnified Party, on the other hand.

9.3. Conduct of Indemnification Proceedings. Any person entitled to indemnification or contribution hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification or contribution and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification or contribution hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. No indemnified party will, except with the consent of the indemnifying party, consent to entry of any judgment or enter into any settlement.

10. Miscellaneous.

10.1. Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investor, as applicable, provided, however, that an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of its equity in a transaction complying with applicable securities laws without the prior written consent of the Company, provided such assignee agrees in writing to be bound by the provisions hereof that apply to Investors. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Without limiting the generality of the foregoing, in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the ADSs are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “ADSs” shall be deemed to refer to the securities received by the Investors in connection with such transaction. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective permitted successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

10.2. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.3. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.4. Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the next Business Day, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one Business Day after delivery to such carrier. All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten (10) days’ advance written notice to the other party:

If to the Company:

Silence Therapeutics Inc.

221 River Street, 9th Floor

Hoboken, NJ 07030

Attention: Craig Tooman, Rhonda Hellums

Email: c.tooman@silence-therapeutics.com, r.hellums@silence-therapeutics.com

With a copy (which shall not constitute notice) to:

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention: Joshua A. Kaufman

Email: josh.kaufman@cooley.com

and

Cooley (UK) LLP

22 Bishopsgate

London EC2N 4BQ, United Kingdom

Attention: Claire Keast-Butler

Email: ckeastbutler@cooley.com

If to the Investors, to the addresses set forth on the signature pages hereto.

10.5. Expenses. The parties hereto shall pay their own costs and expenses in connection herewith regardless of whether the transactions contemplated hereby are consummated; it being understood that each of the Company and each Investor has relied on the advice of its own respective counsel. The Company shall pay all expenses of the Depositary in connection with the issuance of the Private Placement ADSs.

10.6. Amendments and Waivers. Prior to Closing, no amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by a duly authorized representative of such party. Following the Closing, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Investors. Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term of this Agreement may not be waived with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion. Any amendment or waiver effected in accordance with this paragraph shall be binding upon (i) prior to Closing, each Investor that signed such amendment or waiver and (ii) following the Closing, each holder of any Private Placement ADSs purchased under this Agreement at the time outstanding, and in each case, each future holder of all such Private Placement ADSs and the Company.

10.7. Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by any Investor without the prior consent of the Company, except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case such Investor shall (where reasonably practicable) allow the Company reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, each Investor may identify the Company, such Investor’s security holdings in the Company and the value of such holdings in accordance with applicable investment reporting and disclosure regulations or internal policies without prior notice to or consent from the Company (including, for the avoidance of doubt, filings pursuant to Sections 13 and 16 of the 1934 Act). The Company shall not include the name of any Investor or any Affiliate or investment adviser of such Investor in any press release or public announcement (which, for the avoidance of doubt, shall not include any SEC Filing to the extent such disclosure is required by SEC rules and regulations) without the prior written consent of such Investor. By 9:00 a.m. (New York City time) on the Business Day immediately following the date this Agreement is executed, the Company shall issue a press release reasonably acceptable to the Placement Agents disclosing all material terms of the transactions contemplated by this Agreement (the “Press Release”). From and after the issuance of the Press Release, no Investor that is not a party to a separate non-disclosure agreement between such Investor and the Company shall be in possession of any material non-public information received from the Company, its subsidiaries or any of their respective officers, directors, employees or agents (including the Placement Agents). No later than 5:30 p.m. (New York City time) on the first Business Day following the Closing Date, the Company will file or furnish a Report on Form 6-K attaching the press release described in the foregoing sentence as well as copies of the Transaction Documents. In addition, the Company will make such other filings and notices in the manner and time required by the SEC or Nasdaq. For the avoidance of doubt, certain material non-public information that the Company shall have provided to those Investors that are party to a separate non-disclosure agreement between such Investor and the Company in connection with the transactions contemplated by this Agreement shall remain material non-public information for a period following the closing of the transactions contemplated by this Agreement.

10.8. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

10.9. Benefit of Agreement. Each of the Placement Agents is an intended third-party beneficiary of the representations and warranties of the Company and of each Investor set forth in Section 4 and Section 5, respectively, of this Agreement. The Company agrees that the Placement Agents, their respective affiliates and their respective representatives shall be entitled to (i) rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any Placement Agent or any Investor by or on behalf of the Company, and (ii) be indemnified by the Company for acting as a Placement Agent in accordance with the indemnification provisions set forth in the Placement Agent Agreement, dated as of January 29, 2024, between the Company and the Placement Agents.

10.10. Entire Agreement. This Agreement, including the signature pages, exhibits, and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof, other than any separate non-disclosure agreement between the Company and each Investor, as applicable.

10.11. Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

10.12. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the Specified Courts for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding. The Company hereby irrevocably appoints Silence Therapeutics Inc., with offices at 221 River Street, 9th Floor, Hoboken, New Jersey 07030 as its agent for service of process in any such suit, action or proceeding and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

10.13. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Placement Agents could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Placement Agent or any person controlling any Placement Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Placement Agent or controlling person of any sum in such other currency, and only to the extent that such Placement Agent or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Placement Agent or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Placement Agent or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Placement Agent or controlling person hereunder, such Placement Agent or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Placement Agent or controlling person hereunder.

10.14. Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. The decision of each Investor to purchase the Private Placement ADSs pursuant to the Transaction Documents has been made by such Investor independently of any other Investor. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no Investor will be acting as agent of such Investor in connection with monitoring its investment in the Private Placement ADSs or enforcing its rights under the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of the Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. For reasons of administrative convenience only, the Investors and their respective counsels have chosen to communicate with the Company through Goodwin Procter LLP, counsel to the Placement Agents. Each Investor acknowledges that Goodwin Procter LLP has rendered legal advice to the Placement Agents and not to such Investor in connection with the transactions contemplated hereby, and that each such Investor has relied for such matters on the advice of its own respective counsel. The Company acknowledges that each of the Investors has been provided with the same Transaction Documents for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among the Investors.

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IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY:

SILENCE THERAPEUTICS PLC

By:	/s/ Craig Toomam
Name: Craig Tooman
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR: VIVO OPPORTUNITY FUND HOLDINGS, L.P.

By:	/s/ Kevin Dai

Name: Kevin Dai
Title: Managing Member

Contact Information:
Address: 192 Lytton Avenue, Palo Alto, CA 94301

Fax:

Email:

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR: 5AM OPPORTUNITIES II, L.P.

By:	/s/ Andrew J. Schwab

Name: Andrew J. Shwab
Title: Managing Member

Contact Information:
Address: 501 Second Street, Suite 350, San Francisco, CA 94107

Fax:

Email:

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR: TCG CROSSOVER FUND I, L.P.

By:	/s/ Chen Yu

Name: Chen Yu
Title: Managing Member

Contact Information:
Address: Attn: Craig Skaling, 501 Second Street, Suite 350, San Francisco, CA 94107

Fax:

Email:

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR: REDMILE BIOPHARMA INVESTMENTS III, L.P.

By: Redmile Biopharma Investments III (GP), LLC, its general partner

By:	/s/ Joshua Garcia

Name: Joshua Garcia
Title: Authorized Signatory

Contact Information:
Address: c/o Redmile Group, LLC, One Letterman Drive, Suite D3-300, San Francisco, CA 94129

Fax:

Email:

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR: LOGOS GLOBAL MASTER FUND LP

By its General Partner, Logos GP LLC

By:	/s/ Arsani William

Name: Arsani William
Title: Managing Member

By:	/s/ Graham Walmsley

Name: Graham Walmsley
Title: Managing Member

Contact Information:
Address: 1 Letterman Dr., C3-350, San Francisco, CA 94129

Fax:

Email:

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR: LOGOS OPPORTUNITIES FUND IV LP

By its General Partner, Logos Opportunities IV GP LLC

By:	/s/ Arsani William
Name: Arsani William
Title: Managing Member

By:	/s/ Graham Walmsley
Name:	Graham Walmsley
Title:	Managing Member

Contact Information:
Address: 1 Letterman Dr., C3-350, San Francisco, CA 94129

Fax:
Email:

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR: FRAZIER LIFE SCIENCES X, L.P.

By: FHML X, L.P., its general partner
By: FHML X, L.L.C., its general partner

By:	/s/ Patrick Heron
Name: Patrick Heron
Title: Managing Director

Contact Information:

Address for Notice: Frazier Life Sciences X, L.P. Attn: Patrick Heron 1001 Page Mill Road Building 4, Suite B Palo Alto, CA 94304	With a copy to: Frazier Life Sciences X, L.P. Attn: Chief Financial Officer Two Union Square 601 Union St., Suite 3200 Seattle, WA 98101

INVESTOR: FRAZIER LIFE SCIENCES XI, L.P.

By: FHML XI, L.P., its general partner
By: FHML XI, L.L.C., its general partner

By:	/s/ Patrick Heron
Name: Patrick Heron
Title: Managing Director

Contact Information:
Address for Notice: Frazier Life Sciences XI, L.P. Attn: Patrick Heron 1001 Page Mill Road Building 4, Suite B Palo Alto, CA 94304	With a copy to: Frazier Life Sciences XI, L.P. Attn: Chief Financial Officer Two Union Square 601 Union St., Suite 3200 Seattle, WA 98101

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR: FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.

By: FHMLSP, L.P., its general partner
By: FHMLSP, L.L.C., its general partner

By:	/s/ Albert Cha
Name: Albert Cha
Title: Managing Director

Contact Information:
Address for Notice: Frazier Life Sciences Public Fund, L.P. Attn: Albert Cha 1001 Page Mill Road Building 4, Suite B Palo Alto, CA 94304	With a copy to: Frazier Life Sciences Public Fund, L.P. Attn: Chief Financial Officer Two Union Square 601 Union St., Suite 3200 Seattle, WA 98101

INVESTOR: FRAZIER LIFE SCIENCES PUBLIC OVERAGE FUND L.P.

By: FHMLSP Overage, L.P., its general partner
By: FHMLSP Overage, L.L.C., its general partner

By:	/s/ Patrick Heron
Name: Patrick Heron
Title: Managing Director

Contact Information:
Address for Notice: Frazier Life Sciences XI, L.P. Attn: Patrick Heron 1001 Page Mill Road Building 4, Suite B Palo Alto, CA 94304	With a copy to: Frazier Life Sciences XI, L.P. Attn: Chief Financial Officer Two Union Square 601 Union St., Suite 3200 Seattle, WA 98101

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR: NEXTECH CROSSOVER I SCSp

By:	/s/ Ian Charoub and Costas Constantinides
Name: Ian Charoub and Costas Constantinides
Title: Managers of Nextech Crossover I GP S.a.r.l. acting as general partner of Nextech Crossover I SCSp

Contact Information:
Address: 8, rue Lou Hemmer, L 1748 Senningerberg, Luxembourg

Fax:
Email:

EXHIBIT A

Schedule of Investors

Investor Name and Address	Number of Private Placement ADSs to be Purchased	Aggregate Purchase Price of Private Placement ADSs ($)
Vivo Opportunity Fund Holdings, L.P. 192 Lytton Avenue, Palo Alto, CA 94301	595,250	12,500,250

5AM Opportunities II, L.P. 501 Second Street, Suite 350 San Francisco, CA 94107	476,200	10,000,200

TCG Crossover Fund I, L.P. Attn: Craig Skaling 705 High St. Palo Alto, CA 94301	1,190,475	24,999,975

Redmile Biopharma Investments III, L.P. c/o Redmile Group, LLC One Letterman Drive, Suite D3-300 San Francisco, CA 94129	952,400	20,000,400

Logos Global 1 Letterman Dr., C3-350 San Francisco, CA 94129	976,061	20,497,281

Frazier Life Sciences X. L.P. 1001 Page Mill Road Building 4, Suite B Palo Alto, CA 94304	55,836	1,172,556

Frazier Life Sciences XI, L.P. 1001 Page Mill Road Building 4, Suite B Palo Alto, CA 94304	109,728	2,304,288

Frazier Life Sciences Public Overage Fund, L.P. 1001 Page Mill Road Building 4, Suite B Palo Alto, CA 94304	131,445	2,760,345

Frazier Life Sciences Public Fund, L.P. 1001 Page Mill Road Building 4, Suite B Palo Alto, CA 94304	274,491	5,764,311

Nextech Crossover I SCSP 8 rue Lou Hemmer, L-1748 Senninberg, Grand Duchy of Luxembourg	952,400	20,000,400

EXHIBIT B

Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of February 2, 2024 by and among Silence Therapeutics plc, a public limited company incorporated under the laws of England and Wales (the “Company”), and the “Investors” named in that certain Securities Purchase Agreement by and among the Company and the Investors, dated as of February 2, 2024 (the “Purchase Agreement”). Capitalized terms used herein have the respective meanings ascribed thereto in the Purchase Agreement unless otherwise defined herein.

The parties hereby agree as follows:

11. Definitions. As used in this Agreement, the following terms shall have the following meanings:

“American Depositary Shares” means the American Depositary Shares of the Company, each representing three Ordinary Shares.

“Agreement” has the meaning set forth in the first paragraph.

“Allowed Delay” has the meaning set forth in Section .

“Blackout Period” has the meaning set forth in Section .

“Clinical Data” means the material non-public information concerning the Company’s Phase 1 clinical trial of SLN-124 disclosed to Investors prior to the date of this Agreement.

“Company” has the meaning set forth in the first paragraph and includes the Company’s successors by merger, acquisition, reorganization or otherwise.

“Cut Back Shares” has the meaning set forth in Section .

“Effectiveness Failure” has the meaning set forth in Section .

“Effectiveness Period” has the meaning set forth in Section .

“Filing Deadline” has the meaning set forth in Section .

“Filing Failure” has the meaning set forth in Section .

“Inspectors” has the meaning set forth in Section .

“Investors” means the Investors identified in the Purchase Agreement and any Affiliate or permitted transferee of any Investor who is a subsequent holder of Registrable Securities.

“Maintenance Failure” has the meaning set forth in Section .

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“Ordinary Shares” means the ordinary shares of nominal value £0.05 each in the share capital of the Company.

“Prospectus” means (i) the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and (ii) any “free writing prospectus” as defined in Rule 405 under the 1933 Act.

“Private Placement ADSs” means the American Depositary Shares issued and sold to the Investors pursuant to the Purchase Agreement.

“Private Placement Shares” means the Ordinary Shares represented by the Private Placement ADSs.

“Purchase Agreement” has the meaning set forth in the first paragraph.

“Records” has the meaning set forth in Section .

“Register,” “registered” and “registration” refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act, and the declaration or ordering of effectiveness of such Registration Statement or document.

“Registrable Securities” means (i) the Private Placement ADSs and (ii) any other Ordinary Shares issued as a dividend or other distribution with respect to, in exchange for or in replacement of the Private Placement Shares; provided, however, that any such Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) with respect to a particular holder upon the first to occur of (A) a Registration Statement with respect to the sale of such Registrable Securities being declared effective by the SEC under the 1933 Act and such Registrable Securities having been disposed of or transferred by the holder thereof in accordance with such effective Registration Statement, (B) such Registrable Securities having been previously sold or transferred by the holder in accordance with Rule 144 (or another exemption from the registration requirements of the 1933 Act but excluding transfers to Affiliates), and (C) such Registrable Securities becoming eligible for resale by the holder pursuant to Rule 144 without volume or manner of sale restrictions.

“Registration Statement” means any registration statement of the Company under the 1933 Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

“Required Investors” means the Investors holding a majority of the Registrable Securities outstanding from time to time.

“Restriction Termination Date” has the meaning set forth in Section .

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“SEC” means the U.S. Securities and Exchange Commission.

“SEC Restrictions” has the meaning set forth in Section .

“Selling Securityholder Questionnaire” means the Selling Securityholder Questionnaire substantially in the form attached hereto as Exhibit A.

12. Registration.

12.1. Registration Statements.

(a) No later than 90 calendar days following the Closing Date (the “Filing Deadline”), the Company shall prepare and file with the SEC one Registration Statement covering the resale of all of the Registrable Securities. Subject to any comments of the staff of the SEC (the “Staff”), such Registration Statement shall include the plan of distribution substantially in form and substance attached hereto as Exhibit B. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional Ordinary Shares resulting from share splits or sub-divisions, share dividends or similar transactions with respect to the Private Placement Shares. Such Registration Statement (and each amendment or supplement thereto) shall be provided to the Investors prior to its filing or other submission. Such Registration Statement shall not include any Ordinary Shares or other securities for the account of any other holder.

(b) The Company shall use commercially reasonable efforts to register the Registrable Securities on Form F-3 or S-3, as the case may be, following the date such form is available for use by the Company for all of the Registrable Securities, provided that if at such time the Registration Statement is on Form F-1 or Form S-1, as the case may be, the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 or S-3, as applicable, covering the Registrable Securities has been declared effective by the SEC. In the event the Company is eligible to file a Registration Statement on Form F-3 or S-3 at a time when Registrable Securities are covered under a Registration Statement on Form F-1 or S-1, the Company shall use commercially reasonable efforts to file such Registration Statement on Form F-3 or S-3 to cover such Registrable Securities as promptly as possible.

12.2. Expenses. The Company will pay all expenses associated with each Registration Statement, including filing and printing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws and listing fees, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold. Except as provided in Section hereof and for the one legal counsel selected by the Investors pursuant to Section hereof, the Company shall not be responsible for legal fees incurred by holders of Registrable Securities in connection with the performance of its rights and obligations under the Transaction Documents. The Company shall pay all fees and expenses required to be paid to the Depositary pursuant to the Deposit Agreement in connection with the issuance of the Private Placement ADSs.

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12.3. Effectiveness.

(a) The Company shall use commercially reasonable efforts to have each Registration Statement declared effective as soon as practicable, and in any event no later than the date of disclosure of the Clinical Data (the “Effectiveness Deadline”). The Company shall notify the Investors by facsimile or e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after the Registration Statement is declared effective or is supplemented and shall provide the Investors with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

(b) Notwithstanding anything to the contrary contained herein, the Company may, upon written notice to any holder of Registrable Securities included in a Registration Statement (provided that such notice shall not, without the prior written consent of a holder of Registrable Securities, disclose to such holder of Registrable Securities any material nonpublic information regarding the Company), suspend the use of any Registration Statement, including any Prospectus that forms a part of a Registration Statement, if the Company (X) determines that it would be required to make disclosure of material nonpublic information in the Registration Statement concerning the Company, the disclosure of which the Company has a bona fide business purpose to keep confidential or (Y) the Company determines in good faith it must amend or supplement the Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading; provided, however, in no event shall holders of Registrable Securities be suspended from selling Registrable Securities pursuant to the Registration Statement for a period that exceeds 60 consecutive calendar days or 90 total calendar days in any 360-day period (any such suspension contemplated by this Section 2.3, an “Allowed Delay”); provided, further, that the Company shall promptly (a) notify each Investor in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of an Investor) disclose to such Investor any material nonpublic information giving rise to an Allowed Delay, (b) advise the Investors in writing to cease all sales under such Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable. Upon disclosure of such information or the termination of the condition described above, the Company shall provide prompt notice to holders whose Registrable Securities are included in the Registration Statement, and shall promptly terminate any suspension of sales it has put into effect and shall take such other reasonable actions to permit registered sales of Registrable Securities as contemplated hereby.

12.4. Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement.

(a) If a Registration Statement covering the Registrable Securities is not filed with the SEC on or prior to the third Business Day following the Filing Deadline (a “Filing Failure”), the Company will make pro rata payments to each Investor, as liquidated damages and not as a penalty, in an amount equal to 1.0% of the aggregate amount paid pursuant to the Purchase Agreement by such Investor for such Registrable Securities then held by such Investor on the initial day of a Filing Failure and every 30th day thereafter (pro-rated for periods less than 30 days). Such payments shall constitute the Investors’ exclusive monetary remedy for such events, but shall not affect the right of the Investors to seek injunctive relief. Such payments shall be made to each Investor in cash no later than 10 Business Days after the end of each 30-day period ( the “Payment Date”). Interest shall accrue at the rate of 1.0% per month on any such liquidated damages payments that shall not be paid by the Payment Date until such amount is paid in full.

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(b) Subject to Section 2.5, if (A) a Registration Statement covering the Registrable Securities is not declared effective by the SEC (an “Effectiveness Failure”) prior by the Effectiveness Deadline, or (B) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including without limitation by reason of a stop order, or the Company’s failure to update such Registration Statement), but excluding any Allowed Delay or the inability of any Investor to sell the Registrable Securities covered thereby due to market conditions or, if the Registration Statement is on Form F-1 or S-1, for a period of twenty (20) days following the date on which the Company files a post-effective amendment to incorporate the Company’s Annual Report on Form 20-F or Form 10-K, as the case may be (a “Maintenance Failure”), then the Company will make pro rata payments to each Investor then holding Registrable Securities, as liquidated damages and not as a penalty, in an amount equal to 1.0% of the aggregate amount paid pursuant to the Purchase Agreement by such Investor for such Registrable Securities then held by such Investor on each of the following dates: (i) the initial day of an Effectiveness Failure and on every thirtieth (30th) day thereafter (pro-rated for periods less than thirty (30) days) and (ii) the initial day of a Maintenance Failure and every thirtieth day thereafter (pro-rated for periods less than thirty (30) days) (the “Blackout Period”). Such payments shall constitute the Investors’ exclusive monetary remedy for such events, but shall not affect the right of the Investors to seek injunctive relief. The amounts payable as liquidated damages pursuant to this paragraph shall be paid promptly but no later than ten (10) Business Days after each such 30-day period following the commencement of the Blackout Period until the termination of the Blackout Period (the “Blackout Period Payment Date”). Such payments shall be made to each Investor in cash. Interest shall accrue at the rate of 1.0% per month on any such liquidated damages payments that shall not be paid by the Blackout Period Payment Date until such amount is paid in full.

(c) The parties agree that notwithstanding anything to the contrary herein or in the Purchase Agreement:

(i) no liquidated damages shall be payable with respect to any period after the expiration of the Effectiveness Period (as defined below) (it being understood that this sentence shall not relieve the Company of any such payments accruing prior to the expiration of the Effectiveness Period), and in no event shall the aggregate amount of liquidated damages (or interest thereon) payable to the Investors exceed, in the aggregate, 4.0% of the aggregate purchase price paid by the Investors pursuant to the Purchase Agreement; and

(ii) the Filing Deadline and each Effectiveness Deadline for a Registration Statement shall be extended and any Maintenance Failure shall be automatically waived by no action of an Investor, in each case, without default by or liquidated damages payable by the Company hereunder to such investor in the event that the Company’s failure to make such filing or obtain such effectiveness or a Maintenance Failure results solely and directly from the failure of such Investor to timely provide the Company with information requested by the Company and necessary to complete a Registration Statement in accordance with the requirements of the 1933 Act (in which case any such deadline would be extended, and a Maintenance Failure waived, with respect to all Registrable Securities until such time as the Investor provides such requested information).

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(d) Such payments shall constitute the Investors’ exclusive monetary remedy for any failure to meet the Filing Deadline and for any Maintenance Failure (unless any of the foregoing shall occur as a result of a willful breach by the Company of its obligations hereunder, in which case, the Investors’ monetary remedies shall not be limited to the liquidated damages described herein), but shall not affect any other rights the Investors may have hereunder or under applicable law, including the right of the Investors to seek injunctive relief or specific performance of the Company’s obligations hereunder. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Investors by vitiating the intent and purpose of the transactions contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for breach of its obligations hereunder may be inadequate and agrees, in the event of a breach or threatened breach by the Company of any of the provisions hereunder, that the Investors shall be entitled, in addition to all other available remedies in law or in equity, to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, without the necessity of showing economic loss and without any bond or other security being required.

12.5. Rule 415; Cutback. If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the 1933 Act or requires any Investor to be named as an “underwriter,” the Company shall use best efforts to advocate before the SEC its reasonable position that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 (a “Constructive Primary Offering”) and that none of the Investors is an “underwriter.” The Investors shall have the right to select one legal counsel to review and oversee any registration or matters pursuant to this Section 2.5, including participation in any meetings or discussions with the SEC regarding the SEC’s position and to comment on any written submission made to the SEC with respect thereto, which counsel shall be designated by the Required Investors. In the event that, despite the Company’s best efforts and compliance with the terms of this Section 2.5, the SEC does not alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not agree to name any Investor as an “underwriter” in such Registration Statement without the prior written consent of such Investor. Any cut-back imposed on the Investors pursuant to this Section 2.5 shall be allocated among the Investors on a pro rata basis and shall be applied first to any of the Registrable Securities of such Investor as such Investor shall designate, unless the SEC Restrictions otherwise require or provide or the Investors otherwise agree. The parties agree that the Company’s delay or failure to have a Registration Statement declared effective due to the SEC taking the position that the offering is a Constructive Primary Offering shall not be a breach of any provision of this Agreement and no liquidated damages shall accrue as to any Cut Back Shares until such date as the Company is able

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to effect the registration of such Cut Back Shares in accordance with any SEC Restrictions applicable to such Cut Back Shares (such date, the “Restriction Termination Date”). From and after the Restriction Termination Date applicable to any Cut Back Shares, all of the provisions of this Section 2 (including the Company’s obligations with respect to the filing of a Registration Statement and its obligations to use commercially reasonable efforts to have such Registration Statement declared effective within the time periods set forth herein and the liquidated damages provisions relating thereto) shall again be applicable to such Cut Back Shares; provided, however, that (i) the Filing Deadline for such Registration Statement including such Cut Back Shares shall be 10 Business Days after such Restriction Termination Date, and (ii) the date by which the Company is required to obtain effectiveness with respect to such Cut Back Shares under Section shall be the 90th day immediately after the Restriction Termination Date (or the 120th day if the Staff reviews such Registration Statement).

12.6. ADS Registration. During the Effectiveness Period (as defined below), the Company shall use its commercially reasonable efforts to ensure that the ADSs representing Ordinary Shares (which Ordinary Shares constitute Registrable Securities) are registered under the 1933 Act and that the ADSs are registered under the 1934 Act.

13. Company Obligations. The Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

(a) use commercially reasonable efforts to cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Securities covered by such Registration Statement, as amended from time to time, have been sold, and (ii) the date on which there cease to be any Registrable Securities (the “Effectiveness Period”) and advise the Investors promptly in writing when the Effectiveness Period has expired;

(b) prepare and file with the SEC such amendments and post-effective amendments to such Registration Statement and the related Prospectus as may be necessary to keep such Registration Statement effective for the Effectiveness Period and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Registrable Securities covered thereby;

(c) provide copies to and permit each Investor to review each Registration Statement and all amendments and supplements thereto prior to their filing with the SEC;

(d) furnish to each Investor whose Registrable Securities are included in any Registration Statement (i) promptly after the same is prepared and filed with the SEC, if requested by the Investor, one (1) copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the Staff, and each item of correspondence from the SEC or the Staff, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor that are covered by such Registration Statement (it being understood and agreed that such documents, or access thereto, may be provided electronically);

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(e) use best efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order as soon as practicable;

(f) prior to any public offering of Registrable Securities, use best efforts to register or qualify or cooperate with the Investors and their counsel in connection with the registration or qualification of such Registrable Securities for the offer and sale under the securities or blue sky laws of such jurisdictions reasonably requested by the Investors; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(f), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(f), or (iii) file a general consent to service of process in any such jurisdiction;

(g) use best efforts to cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

(h) promptly notify the Investors, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (provided that such notice shall not, without the prior written consent of an Investor, disclose to such Investor any material nonpublic information regarding the Company), and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Prospectus as may be necessary so that such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(i) otherwise use best efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, including, without limitation, Rule 172 under the 1933 Act, file any final Prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the 1933 Act, promptly inform the Investors in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 under the 1933 Act and, as a result thereof, the Investors are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder;

(j) cooperate with any broker-dealer through which an Investor proposes to resell its Registrable Securities in effecting a filing with the FINRA Corporate Financing Department pursuant to FINRA Rule 5110, as requested by any such Investor;

(k) within two Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, the Company shall deliver to the Depositary (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC; and

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(l) with a view to making available to the Investors the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investors to sell the Private Placement ADSs to the public without registration, the Company covenants and agrees to: (i) make and keep adequate current public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) six months after such date as all of the Private Placement ADSs may be sold without restriction (including any volume or manner-of-sale restrictions and taking into consideration the tacking provisions available under Rule 144) by the holders thereof pursuant to Rule 144 or any other rule of similar effect or (B) such date as all of the Private Placement ADSs shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act; and (iii) furnish to each Investor upon request, as long as such Investor owns any Private Placement ADSs, (A) a written statement by the Company that it has complied with the reporting requirements of the 1934 Act, (B) a copy of the Company’s most recent Annual Report on Form 20-F or Form 10-K, as the case may be, or quarterly financial statements on Form 6-K or Form 10-Q, as the case may be, and (C) such other information as may be reasonably requested in order to avail such Investor of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

(m) without limiting the foregoing, use its commercially reasonable efforts to cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the holders of such Registrable Securities to consummate the disposition of such Registrable Securities in accordance with their intended method of distribution thereof, provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits in any jurisdiction where it is not now so subject;

(n) notify the holders of Registrable Securities promptly of any request by the Commission for the amending or supplementing of such Registration Statement or Prospectus or for additional information; and

(o) cooperate with the holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates or uncertificated shares representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of shares of Common Stock and registered in such names as the holders of the Registrable Securities may reasonably request to the extent permitted by such Registration Statement or Rule 144 to effect sales of Registrable Securities; for the avoidance of doubt, the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System (the “DTCDRS”);

(p) not later than the effective date of such Registration Statement, provide a CUSIP number for all Registrable Securities and provide the applicable transfer agent with printed certificates or uncertificated shares for the Registrable Securities which are in a form eligible for deposit with The Depository Trust Company; for the avoidance of doubt, that the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of the DTCDRS;

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(q) take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, that, to the extent that any prohibition is applicable to the Company, the Company will take all reasonable action to make any such prohibition inapplicable; and

(r) otherwise use its commercially reasonable efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby to the extent provided for herein.

14. Due Diligence Review; Information. The Company shall, upon reasonable prior notice, make available, during normal business hours, for inspection and review by the Investors, and attorneys, accountants, advisors to and representatives of the Investors (who may or may not be affiliated with the Investors) (collectively, the “Inspectors”), all pertinent financial and other records, and all other corporate documents and properties of the Company (collectively, the “Records”), as may be reasonably necessary for the purpose of such review, and cause the Company’s officers, directors and employees and the independent public accountants who have certified its financial statements to make themselves available to discuss the business of the Company and, within a reasonable time period, to supply all such information reasonably requested by the Inspectors (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of such Registration Statement for the sole purpose of enabling such Investor and its accountants and attorneys to conduct such due diligence for the purpose of establishing a due diligence defense to underwriter liability under the 1933 Act; provided, however, that each Inspector shall have agreed in writing to hold in strict confidence and to not make any disclosure (except to such Investor) or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this Section 4 or any other Transaction Document. Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential.

Notwithstanding the foregoing, the Company shall not disclose material nonpublic information and/or inside information (as defined in Article 7 of MAR) to the Investors, or to advisors to or representatives of the Investors, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and/or inside information and provides the Investors, such advisors and such representatives with the opportunity to accept or refuse to accept such material nonpublic information and/or inside information for review and any Investor wishing to obtain such information enters into an appropriate confidentiality and non-use agreement with the Company with respect thereto.

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15. Obligations of the Investors.

(a) Each Investor shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities, and shall execute such documents, including the Selling Securityholders Questionnaire, in connection with such registration as the Company may reasonably request. At least five Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Investor of the information the Company requires from such Investor if such Investor elects to have any of the Registrable Securities included in such Registration Statement. An Investor shall provide such information to the Company at least two Business Days prior to the first anticipated filing date of such Registration Statement if such Investor elects to have any of the Registrable Securities included in such Registration Statement. It is agreed and understood that it shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that (i) such Investor furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities, and (ii) the Investor execute such documents in connection with such registration as the Company may reasonably request, including, without limitation, a waiver of its registration rights hereunder to the extent an Investor elects not to have any of its Registrable Securities included in a Registration Statement.

(b) Each Investor, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

(c) Each Investor agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section or (ii) the happening of an event pursuant to Section hereof, such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities, until the Investor is advised by the Company that such dispositions may again be made. Any period during which the Investor is required to discontinue the disposition of the Registrable Securities hereunder shall be subject to the provisions of Section 2.4, except if such period constitutes an Allowed Delay.

(d) Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to any Registration Statement.

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16. Indemnification.

16.1. Indemnification by the Company. The Company will indemnify and hold harmless each Investor and its officers, directors, partners, members, employees, investment advisers and agents, and each other person, if any, who controls such Investor within the meaning of the 1933 Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement, any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof or (ii) any violation by the Company or its agents of any rule or regulation promulgated under the 1933 Act or 1934 Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration, and will reimburse such Investor, and each such officer, director, partner, member, employee, investment adviser, agent and each such controlling person for any documented legal or other documented, out-of-pocket expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage or liability (or action in respect thereof); provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Investor or any such controlling person in writing specifically for use in such Registration Statement or Prospectus, (ii) the use by an Investor of an outdated or defective Prospectus after the Company has notified such Investor in writing that such Prospectus is outdated or defective, (iii) an Investor’s failure to send or give a copy of the Prospectus or supplement (as then amended or supplemented), if required (and not exempted) to the Persons asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities, or (iv) an Investor’s bad faith, gross negligence, recklessness, fraud or willful misconduct.

16.2. Indemnification by the Investors. Each Investor agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders and each person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities and expense (including reasonable attorney fees) resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in any Registration Statement or Prospectus or preliminary Prospectus or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Investor to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of an Investor be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Investor in connection with any claim relating to this Section 6 and the amount of any damages such Investor has otherwise been required to pay by reason of such untrue statement or omission) received by such Investor upon the sale of the Registrable Securities included in such Registration Statement giving rise to such indemnification obligation.

16.3. Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and

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employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which shall not be unreasonably withheld or conditioned, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

16.4. Contribution. If for any reason the indemnification provided for in the preceding Sections 6.1 and 6.2 is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. Except to the extent that any such losses, claims, damages or liabilities are finally judicially determined to have resulted from a holder of Registrable Securities’ bad faith, gross negligence, recklessness, fraud or willful misconduct, in no event shall the contribution obligation of such holder be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 6 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

17. Preservation of Rights. The Company shall not enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to the holders of Registrable Securities in this Agreement.

18. Miscellaneous.

18.1. Amendments and Waivers. This Agreement may be amended only by a writing signed by the Company and the Required Investors; provided that no such amendment shall be effective to the extent that it applies to less than all of the Investors or holders of Registrable Securities. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act of the Required Investors.

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18.2. Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 10.4 of the Purchase Agreement.

18.3. Assignments and Transfers by Investors. The provisions of this Agreement shall be binding upon and inure to the benefit of the Investors and their respective successors and assigns. An Investor may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by such Investor to such person; provided that (i) the Investor agrees in writing with the transferee or assignee to assign such rights and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (A) the name and address of such transferee or assignee and (B) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act or applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; (v) such transfer shall have been made in accordance with the applicable requirements of the Purchase Agreement and (vi) unless the transferee or assignee is an Affiliate of, and after such transfer or assignment continues to be an Affiliate of, such Investor, the amount of Registrable Securities transferred or assigned to such transferee or assignee represents at least $1.0 million of Registrable Securities (based on the then-current market price of the Private Placement ADSs).

18.4. Assignments and Transfers by the Company. This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Required Investors, provided, however, that in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Securities (or the Private Placement Shares) are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Investors in connection with such transaction unless such securities are otherwise freely tradable by the Investors after giving effect to such transaction.

18.5. Benefit of Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

18.6. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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18.7. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

18.8. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

18.9. Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

18.10. Entire Agreement. This Agreement and the other Transaction Documents are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement and the other Transaction Documents supersede all prior agreements and understandings between the parties with respect to such subject matter.

18.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding. The Company hereby irrevocably appoints Silence Therapeutics Inc., with offices at 221 River Street, 9th Floor, Hoboken, New Jersey 07030 as its agent for service of process in any such suit, action or proceeding and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

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18.12. Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY:

SILENCE THERAPEUTICS PLC

By:
Name: Craig Tooman
Title: President and Chief Executive Officer

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

By:

Name:

Title:

EXHIBIT A

Selling Securityholder Questionnaire

The undersigned beneficial owner of ordinary shares (the “Registrable Securities”), nominal value £0.05 per share of Silence Therapeutics plc, a public limited company incorporated under the laws of England and Wales (the “Company”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended, of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement (the “Registration Rights Agreement”) to which this document is annexed. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling securityholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling securityholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Stockholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	Name.

(a) Full Legal Name of Selling Securityholder

(b) Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c) Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2.	Address for Notices to Selling Securityholder:

Telephone:

Fax:

Contact Person:

3.	Beneficial Ownership of Registrable Securities:

(a)	Type and Number of Registrable Securities beneficially owned:

4.	Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐ No ☐

(b)	If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐ No ☐

Note: If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

(d)

If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note:	If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

5.	Beneficial Ownership of Securities of the Company Owned by the Selling Securityholder.

Except as set forth below in this Item 5, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a)

As of    , 202 , the Selling Securityholder owned outright (including shares registered in Selling Securityholder’s name individually or jointly with others, shares held in the name of a bank, broker, nominee, depository or in “street name” for its account),      shares of the Company’s capital stock (excluding the Registrable Securities). If “zero,” please so state.

(b)

In addition to the number of shares Selling Stockholder owned outright as indicated in Item 5(a) above, as of    , 202 , the Selling Securityholder had or shared voting power or investment power, directly or indirectly, through a contract, arrangement, understanding, relationship or otherwise, with respect to      shares of the Company’s capital stock (excluding the Registrable Securities). If “zero,” please so state.

If the answer to Item 5(b) is not “zero,” please complete the following tables:

Sole Voting Power:

Number of Shares	Nature of Relationship Resulting in Sole Voting Power

Shared Voting Power:

Number of Shares	With Whom Shared	Nature of Relationship

Sole Investment power:

Number of Shares	Nature of Relationship Resulting in Sole Investment Power

Shared Investment power:

Number of Shares	With Whom Shared	Nature of Relationship

(c)

As of    , 202 , the Selling Securityholder had the right to acquire the following shares of the Company’s securities pursuant to the exercise of outstanding stock options, warrants or other rights (excluding the Registrable Securities). Please describe the number, type and terms of the securities, the method of ownership, and whether the Selling Securityholder holds sole or shared voting and investment power. If “none”, please so state.

6.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Beneficial Owner:

By:
Name:
Title:

PLEASE OR EMAIL A .PDF COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO:

[Contact Info]

EXHIBIT B

Plan of Distribution

The selling securityholders and their pledgees, donees, transferees or other successors in interest may offer and sell the ADSs from time to time on Nasdaq or any other national securities exchange or quotation service on which the ADSs may be listed at the time of sale, in the over-the-counter market, through ordinary brokerage trades, pursuant to underwritten public offerings, through negotiated transactions, through block trades, through distributions in kind for no consideration or through a combination of these methods or through underwriters or broker-dealers, through agents and/or directly to one or more purchasers, or by any other legally available means. The ADSs may be distributed from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

The selling securityholders may also sell shares under Rule 144 under the Securities Act, if available, or Section 4(a)(1) of the Securities Act rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

If the selling securityholders effect such transactions by selling shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus, or under a supplement or amendment to this prospectus amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.

The selling securityholders have informed us that, except as set forth below, none of them has any agreement or understanding, directly or indirectly, with any person to distribute the ADSs. If any selling securityholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering or secondary distribution or a purchase by a broker or dealer, we may be required to file a prospectus supplement pursuant to the applicable rules promulgated under the Securities Act. Certain selling securityholders who are entities rather than natural persons may distribute shares to their partners, shareholders or other owners in normal course, who may in turn sell the shares in the manner listed above. The selling securityholders also may transfer the ADSs in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of the ADSs or interests in the ADSs, the selling securityholders may enter into hedging transactions after the effective date of the registration statement of which this prospectus is a part with broker-dealers or other financial institutions, which may in turn engage in short sales of the ADSs in the course of hedging the positions they assume. The selling securityholders may also sell ADSs short after the effective date of the registration statement of which this prospectus is a part and deliver these ADSs to close out their short positions, or loan or pledge the ADSs to broker-dealers that in turn may sell these ADSs. The selling securityholders may also enter into option or other transactions after the effective date of the registration statement of which this prospectus is a part with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders and any broker-dealers or agents that are involved in selling the ADSs may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales (it being understood that the selling securityholders shall not be deemed to be underwriters solely as a result of their participation in this offering). In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the ADSs purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any selling securityholder who is an “underwriter” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and the provisions of the Exchange Act and the rules thereunder relating to stock manipulation. We have advised the selling securityholders that they are required to comply with Regulation M promulgated under the Exchange Act during such time as they may be engaged in a distribution of the ADSs. The foregoing may affect the marketability of the ADSs.

The aggregate proceeds to the selling securityholders from the sale of the ADSs offered by them will be the purchase price of the shares less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

We will pay all expenses of the registration of the ADSs, including, without limitation, SEC filing fees. We have agreed with the selling securityholders to use our best efforts to keep the registration statement of which this prospectus supplement constitutes a part effective until such time as the ADSs offered by the selling securityholders have been sold or otherwise transferred by the holder in accordance with such registration statement, the ADSs offered by the selling securityholders have been disposed of pursuant to Rule 144 under the Securities Act in circumstances in which any legend borne by such security relating to restrictions on transferability thereof is removed by the Company, the ADSs offered by the selling securityholders may be resold pursuant to Rule 144 without condition or restriction (including without any limitation as to volume of sales and without the selling securityholder complying with any method of sale requirements or notice requirements under Rule 144 and without the need for the Company to be in compliance with current public information), or such security shall cease to be outstanding following its issuance.

We also agreed, among other things, to indemnify the Investors, their partners, members, officers and directors, and each person who controls such Investors, from certain liabilities and to pay certain expenses incurred by us in connection with such registration.

In order to comply with the securities laws of some states, if applicable, the ADSs may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ADSs may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

EXHIBIT C

Investor Questionnaire

(ALL INFORMATION WILL BE TREATED CONFIDENTIALLY)

To:	Silence Therapeutics plc

This Investor Questionnaire (the “Questionnaire”) must be completed by each potential investor in connection with the offer and sale of American Depositary Shares (“ADSs”), each representing three ordinary shares of nominal value £0.05 each (“Ordinary Shares”) in the capital of Silence Therapeutics plc, a company incorporated under the laws of England and Wales (the “Company”). The ADSs are being offered and sold by the Company without registration under the Securities Act of 1933, as amended (the “Act”), and the securities laws of certain states, in reliance on the exemptions contained in Section 4(a)(2) of the Securities Act and on Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws. The Company must determine that a potential investor meets certain suitability requirements before offering or selling ADSs to such investor. The purpose of this Questionnaire is to assure the Company that each investor will meet the applicable suitability requirements. The information supplied by you will be used in determining whether you meet such criteria, and reliance upon the private offering exemptions from registration is based in part on the information herein supplied.

This Questionnaire does not constitute an offer to sell or a solicitation of an offer to buy any security. Your answers will be kept strictly confidential. However, by signing this Questionnaire, you will be authorizing the Company to provide a completed copy of this Questionnaire to such parties as the Company deems appropriate in order to ensure that the offer and sale of the ADSs will not result in a violation of the Act or the securities laws of any state and that you otherwise satisfy the suitability standards applicable to purchasers of the ADSs. All potential investors must answer all applicable questions and complete, date and sign this Questionnaire. Please print or type your responses and attach additional sheets of paper if necessary to complete your answers to any item.

PART A.   BACKGROUND INFORMATION

Name of Beneficial Owner of the ADSs:

Business Address:
(Number and Street)

(City)	(State)	(Zip Code)

Telephone Number: ( )

If a corporation, partnership, limited liability company, trust or other entity:

Type of entity:

State of formation:______________________

Approximate date of formation: ____________________

Were you formed for the purpose of investing in the securities being offered?

Yes     No

If an individual:

Residence Address:
(Number and Street)

(City)	(State)	(Zip Code)

Telephone Number: ( )

Age: __________ Citizenship: ____________ Where registered to vote: _______________

Set forth in the space provided below the state(s), if any, in the United States in which you maintained your residence during the past two years and the dates during which you resided in each state:

Are you a director or executive officer of the Company?

Yes     No

Social Security or Taxpayer Identification No.

PART B.  ACCREDITED INVESTOR QUESTIONNAIRE

In order for the Company to offer and sell the ADSs in conformance with state and federal securities laws, the following information must be obtained regarding your investor status. Please initial each category applicable to you as a purchaser of ADSs of the Company.

__ (1)

A bank as defined in Section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity;

__ (2)	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934;

__ (3)	An insurance company as defined in Section 2(13) of the Act;

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__ (4)	An investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;

__ (5)	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

__ (6)

A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

__ (7)

An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

__ (8)	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

__ (9)

An organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the ADSs, with total assets in excess of $5,000,000;

__ (10)

A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the ADSs, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;

___ (11)	A natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000;

___ (12)

A natural person who had an individual income in excess of $200,000 in each of the two most recent years, or joint income with that person’s spouse in excess of $300,000, in each of those years, and has a reasonable expectation of reaching the same income level in the current year;

___ (13)	An executive officer or director of the Company;

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___ (14)

An entity in which all of the equity owners qualify under any of the above subparagraphs. If the undersigned belongs to this investor category only, list the equity owners of the undersigned, and the investor category which each such equity owner satisfies.

A.	FOR EXECUTION BY AN INDIVIDUAL:

By
Date
Print Name:

B.	FOR EXECUTION BY AN ENTITY:

Entity Name:

By
Date
Print Name:
Title:

C.	ADDITIONAL SIGNATURES (if required by partnership, corporation or trust document):

Entity Name:

By
Date
Print Name:
Title:

Entity Name:

By
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